HellerEhrman

March 11, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Vincent Lai
Associate
vlai@hewm.com
Direct (852) 2292 2102
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

04010879

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-3853

Re: K. Wah International Holdings Limited
Reinstatement Application of the Rule 12g3-2(b) Exemption
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

The following information is presented on behalf of K. Wah International Holdings Limited, a company incorporated in Bermuda (the "Company"), in order to claim the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") afforded to foreign private issuers under Rule 12g3-2(b) under the Act. The exemption is being sought so that unlisted American Depositary Shares with a nominal par value of HK$0.10 per share ("Ordinary Shares") of the Company may be registered under the Securities Act of 1933, as amended (the "Securities Act") on Form F-6.

dlw 3/29

HellerEhrman

1. The following information made public, filed or distributed for the last two full fiscal years and the interim period, is enclosed herewith pursuant to U.S. Securities and Exchange Commission, Division of Corporate Finance: Manual of Publicly Available Telephone Interpretations, Supplement March 1999, Exchange Act Rules 7S rule 12g3-2(b).

a) The Company's circular regarding connected transaction : Provision of Guarantee by the Company for a bridging loan facility of HK$100 million from DBS, Shanghai Branch to Shanghai Jia Hui Da Real Estate Development Co. Ltd., a 35.75% owned subsidiary of the Company, dated January 26, 2004;

b) The Company's announcement regarding connected transaction : Provision of Guarantee by the Company for a bridging loan facility of HK$100 million from DBS, Shanghai Branch to Shanghai Jia Hui Da Real Estate Development Co. Ltd., a 35.75% owned subsidiary of the Company, dated January 2, 2004, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on January 5, 2004;

c) The Company's announcement regarding interim scrip dividend with cash option for the six months ended June 30, 2003, dated October 17, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on October 20, 2003;

d) The Company's circular regarding interim scrip dividend with cash option for the six months ended June 30, 2003, dated October 10, 2003;

e) The Company's interim report 2003;

f) The Company's announcement of interim results for the six months ended June 30, 2003, dated September 17, 2003, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Journal, both on September 18, 2003;

g) The Company's announcement regarding final scrip dividend with cash option for the year ended December 31, 2002, dated May 30, 2003, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Journal, both on June 2, 2003;

h) The Company's circular regarding final scrip dividend with cash option for the year ended December 31, 2002, dated May 23, 2003;

i) The Company's annual report 2002;

j) The Company's circular regarding general mandate to repurchase shares, dated April 28, 2003;

k) The Company's announcement regarding notice of 2003 annual general meeting, dated April 28, 2003, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Journal, both on April 28, 2003;

l) The Company's announcement regarding the appointment of Mr. Eddie Hui Ki as an executive director of the Company, dated April 9, 2003, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on April 10, 2003;

m) The Company's announcement of annual results for the year ended December 31, 2002, dated April 9, 2003, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on April 10, 2003;

n) The Company's joint announcement regarding the resignation of Mr. Albert To Tak Pui as an executive Director, dated December 14, 2002, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on December 16, 2002;

o) The Company's announcement regarding interim scrip dividend with cash option for the six months ended June 30, 2002, dated October 21, 2002, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on October 22, 2002;

p) The Company's circular regarding interim scrip dividend with cash option for the six months ended June 30, 2002, dated October 11, 2002;

q) The Company's interim report 2002;

r) The Company's announcement of interim results for the six months ended June 30, 2002, dated September 18, 2002, published (in English

language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on September 19, 2002;

s) The Company's circular regarding connected transaction: Granting of guaranteed unsecured revolving loan facility by Brighten Lion Limited, an indirect wholly-owned subsidiary of K.Wah Construction Materials Limited, to Great Place Developments Limited, an indirect wholly-owned subsidiary of K. Wah International Holdings Limited, dated August 5, 2002;

t) The Company's joint announcement regarding connected transaction: Granting of guaranteed unsecured revolving loan facility by Brighten Lion Limited, an indirect wholly-owned subsidiary of K.Wah Construction Materials Limited, to Great Place Developments Limited, an indirect wholly-owned subsidiary of K. Wah International Holdings Limited, dated July 22, 2002, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on July 23, 2002;

u) The Company's circular regarding discloseable transaction: Acquisition of a property company in Shanghai, dated July 9, 2002;

v) The Company's announcement regarding adoption of Chinese corporate name, dated June 27, 2002, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on June 28, 2002;

w) The Company's announcement regarding discloseable transaction: Acquisition of a property company in Shanghai, dated June 21, 2002, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on June 24, 2002;

x) The Company's circular regarding discloseable transactions: Acquisition of land in Shanghai, dated June 6, 2002;

y) The Company's announcement regarding final scrip dividend with cash option for the year ended December 31, 2001, dated June 6, 2002, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on June 7, 2002;

z) The Company's announcement regarding adoption of a new share option scheme, termination of the existing share option scheme and approval of

the new share option scheme of K. Wah Construction Materials Limited, dated May 30, 2002, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on May 31, 2002;

aa) The Company's circular regarding final scrip dividend with cash option for the year ended December 31, 2001, dated May 30, 2002;

bb) The Company's announcement regarding discloseable transactions: Acquisition of land in Shanghai, dated May 16, 2002, published (in English language) in the Hong Kong iMail, and published (in Chinese language) in the Hong Kong Economic Times, both on May 17, 2002;

cc) The Company's circular regarding proposals relating to adoption and approval of share option schemes, general mandate to repurchase shares, amendment of bye-laws and adoption of Chinese name, dated April 26, 2002;

dd) The Company 's annual report 2001;

ee) The Company's announcement regarding notice of 2002 annual general meeting, dated April 26, 2002, published (in English language) in the Hong Kong iMail, and published (in Chinese language) in the Hong Kong Economic Times, both on April 26, 2002;

ff) The Company's announcement of annual results for the year ended December 31, 2001, dated April 11, 2002, published (in English language) in the Hong Kong iMail, and published (in Chinese language) in the Hong Kong Economic Times, both on April 12, 2002;

gg) The Company's announcement regarding an increase in the price and trading volume of the shares of the Company pursuant to paragraph 39.2 of the Listing Agreement, dated February 11, 2002, published (in English language) in the Hong Kong iMail, and published (in Chinese language) in the Hong Kong Economic Times, both on February 15, 2002; and

hh) The Company's announcement regarding the appointments of Mr. Lennon Lun Tsan Kau and Mr. Albert To Tak Pui as executive directors, dated December 19, 2001, published in English language) in the Hong Kong iMail, and published (in Chinese language) in the Hong Kong Economic Times, both on December 20, 2001.

NOTE: Documents (h) to (hh) have previously been provided to the U.S. Securities and Exchange Commission on or about 26 August, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

2. The Company's shares are listed on the Hong Kong Stock Exchange Limited (the "HKSX"). Please see Exhibit A for a list of the information required to be made public, filed or distributed to shareholders under the Hong Kong Companies Ordinance and relevant requirements imposed by the HKSX under the Rules Governing the Listing of Securities on the HKSX. Please see Exhibit B for a listing of the information which we have been advised is required to be made public, filed or distributed to shareholders under Bermuda law.

3. We have been advised that, as of December 10, 2003, of the 1,977,868,748 issued and outstanding Ordinary Shares of the Company, 178 of those Ordinary Shares were held by one shareholder registered with a United States address. The Company believes these shares were acquired by such investor through open market purchase on the HKSX. We have been further advised that, as of January 31, 2004, 500 ADRs representing 5,000 Ordinary Shares were held by two United States Residents. The Company has confirmed to us that it has obtained such information through (i) the provision by the Company's share register in Hong Kong for the purpose of detecting shareholders of record who appear on that register to be resident in the United States; and (ii) inquiries to all of the registered holders of securities of the Company that appear on the shareholders' register of the Company to be professional depositaries (currently, The Bank of New York), as to any accounts held by such depositaries for persons resident in the United States.

4. We have been informed by the Company that the last public distributions of securities by the Company was an interim scrip dividend (i.e., a stock dividend) with a cash option of one new share for every 109.06 outstanding shares for the six month period ended June 30, 2003, and as described in the circular to shareholders and in the subsequent announcement dated, respectively, October 10, 2003 and October 20, 2003, and included as Items 1(c) and 1(d) herewith. The shares were issued to shareholders of record on October 17, 2003.

5. The Company will place the U.S. Securities and Exchange Commission on its mailing list so that information of the type described in Rule 12g3-2(b)(1)(ii) is received by the Commission as it becomes available.

If you have any questions with regard to the foregoing information, please contact the Company's U.S. attorney, Timothy G. Hoxie of Heller, Ehrman, White & McAuliffe, 333 Bush Street, San Francisco, California 94104-2878, telephone (415) 772-6052, or the undersigned, telephone (415) 772-6364.

HellerEhrman

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Yours very truly,

Vincent Lai

Enclosures

cc: K. Wah International Holdings Limited

3/16/04 11:26 AM ()

EXHIBIT A

K. Wah International Holdings Limited

Disclosure/Reporting Requirements pursuant to the Hong Kong Companies Ordinance ("Ordinance")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
1. Establishment of a place of business in Hong Kong (i.e. registration under Part XI of the Ordinance) The following documents must be delivered to the Registrar: (a) Certified copies of constitutional documents of the company (e.g. memorandum of association and by-laws) (b) List of Directors and Secretary (c) Memorandum of appointment or power of attorney by which the company's authorized agent(s) in Hong Kong for service of process and notices is appointed, the address of the company's principal place of business in Hong Kong and its country of incorporation and the address of its registered office (or equivalent thereof) in its place of incorporation (d) Certified copy of company's certificate of incorporation	Within 1 month of establishment of a place of business in Hong Kong	Section 333 - Part XI of the Ordinance

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE			TIMEFRAME	AUTHORITY
	(e)	Certified copy of most recent financial statements as required by the law of the place of incorporation or as submitted to members of the company.		
2.	Alteration of any of the documents described in 1(a), 1(b) or 1(c) above		21 days after the date of the alteration or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong	Section 335(1) - Part XI of the Ordinance
3.	Change in the corporate name of the company		21 days after the date of the change or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong	Section 335(2) - Part XI of the Ordinance
4.	(a)	Certified copies of balance sheet, profit and loss account, group accounts if any, directors' report, and auditors' report.	At least once every calendar year and at intervals of not more than 15 months	Section 336(1) -Part XI of the Ordinance
	(b)	A return confirming no alteration in the documents and particulars delivered under Section 333 other than the alterations, if any, notified under Section 335.		

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE		TIMEFRAME	AUTHORITY
5.	Commencement of liquidation or appointment of liquidator	Within 7 days after the date on which notice of such event could, in due course of post and if dispatched with due diligence from the country in which the company is incorporated, have been received in Hong Kong.	Section 337A - Part XI of the Ordinance
6.	Ceasing to have a place of business in Hong Kong	Immediately	Section 339 - Part XI of the Ordinance
7.	Public offering in Hong Kong of securities - a dated prospectus containing *inter alia* the following particulars must be delivered to the Registrar for registration: (a) constitutional document(s) of the company (b) the statutory provisions under which the incorporation of the company was effected (c) Address where the documents referred to in (a) and (b) can be inspected (d) the date and place of incorporation (e) the address of the company's principal place of business in Hong Kong	Prior to the issue, circulation or distribution of the prospectus	Section 342/342C - Part XI of the Ordinance

Disclosure/ Reporting Requirement pursuant to the Stock Exchange Listing Rules ("Listing Rules")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
8. Information relating to the company and its subsidiaries, if any, which: (a) is necessary to enable the Stock Exchange of Hong Kong Limited (the "Exchange") and the public to evaluate the company and its subsidiaries, if any (b) is necessary to avoid the establishment of a false market in the company's securities (c) could reasonably be expected to have a material effect on market activity in and the price of the company's securities.	As soon as reasonably practicable	Paragraph 2(1), Listing Agreement

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE		TIMEFRAME	AUTHORITY
9.	Notifiable transactions in the following categories: (a) very substantial acquisitions (b) major transactions (c) discloseable transactions (d) share transactions (e) connected transactions	The company must (i) inform the Exchange as soon as possible after the terms of a transaction have been agreed; (ii) deliver a draft press notice in English for the Exchange's comments; (iii) deliver revised notice to the Exchange and cause it to be published in newspapers; and (iv) unless otherwise directed by the Exchange, send to shareholders a circular in English and Chinese within 21 days of the publication of the announcement (this does not apply to share transactions or transactions that are small enough.)	Paragraph 3, Listing Agreement Chapter 14 Listing Rules
10.	Issuance of new securities or purchase by the company of its listed securities resulting in a change in the terms of conversion of any of its convertible securities or in the terms of exercise of any of its options, warrants or similar rights	Announcement published prior to the new issuance or, if prior notice is impracticable, as soon as possible thereafter	Paragraph 4, Listing Agreement
11.	Closure of transfer books or register of members	Publication of announcement at least 14 days prior to such closure	Paragraph 5, Listing Agreement
12.	Annual General Meeting ("AGM")	Notice must be published on at least one business day	Paragraph 6, Listing Agreement

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE		TIMEFRAME	AUTHORITY
13.	Meeting of holders of listed securities (including AGM and special meetings of shareholders)	Proxy forms shall be sent with the notice convening such meeting to all persons entitled to vote thereat	Paragraph 35, Listing Agreement
14.	Issuance of securities for cash under the authority of a general mandate granted to the directors by the shareholders in general meeting	Notice must be published on the next business day following the date on which the directors approve of the issuance	Paragraph 7, Listing Agreement
15.	Annual Report and financial statements	Distribute to members and other holders of the company's listed securities (other than bearer securities) not less than 21 days before the date of the Annual General Meeting nor more than 5 months after the end of the financial year to which they relate.	Paragraph 8 and 9, Listing Agreement

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE		TIMEFRAME	AUTHORITY
16.	Interim report and preliminary announcements of results	Not later than 3 months after the end of first 6 months of each financial year: (a) Publish press announcement of information (the next business day after board approval) (b) Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication (c) Distribute interim report to persons mentioned in Paragraph 15 above as soon as reasonably practicable after the publication	Paragraph 11(1), Listing Agreement
17.	Notice of the date fixed for board meeting in respect of declaration, recommendation or payment of a dividend or announcement of the profits or losses	At least 7 clear business days in advance of the date fixed for any board meeting	Paragraph 12 Listing Agreement
18.	Approval by or on behalf of the board of directors of: (a) any decision to declare, recommend or pay any dividend or to make any other distribution on its listed securities and the rate and amount thereof;	Immediately	Paragraph 13, Listing Agreement

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
(b) any decision not to declare, recommend or pay a dividend or distribution where such would otherwise have been expected in due course.		
(c) any preliminary announcement of profits or losses for any year, half year or other period		
(d) any proposed change in the capital structure, including any redemption of its listed securities		
(e) any decision to change the general character or nature of the business of the company or group		
19. Decision made in regard to:	Immediately	Paragraph 14, Listing Agreement
(a) any proposed alteration of the issuer's memorandum of association, bye-laws or equivalent documents		
(b) any changes in its directorate		
(c) any change in the rights attaching to any class of listed securities and any change in the rights attaching to any shares into which any listed debt securities are convertible or exchangeable; and		
(d) any change in its secretary, auditors or registered office or registered place of business in Hong Kong		

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE		TIMEFRAME	AUTHORITY
20.	Basis of allotment of securities offered to the public for subscription or sale or an open offer and the result of any rights issue and, if applicable, the basis of any acceptance of excess applications.	Not later than the morning of the next business day after the allotment letters or other relevant documents of title are posted	Paragraph 15, Listing Agreement
21.	Purchase, sale, drawing or redemption by the company or any member of the group of its listed securities, whether effected on the Exchange or otherwise.	As soon as possible after the event	Paragraph 16, Listing Agreement
22.	(a) Winding up or liquidation (appointment of receiver/ manager, presentation of petition, adoption of resolution to wind up, etc.) (b) entry into possession or sale by mortgagee, or the making of any final judgment, declaration or order which may adversely affect more than 15% of the consolidated net tangible assets of the group.	As soon as the same shall come to the attention of the company	Paragraph 17, Listing Agreement
23.	Primary listing is or is to be on the Exchange and the company becomes aware that the number of listed securities which are in the hands of the public has fallen below the relevant prescribed minimum percentage; and if any part of the securities of the company or any of its subsidiaries becomes listed or dealt in on any other stock exchange.	Inform the Exchange immediately	Paragraph 18, Listing Agreement

Disclosure/ Reporting Requirements pursuant to the Securities and Futures Ordinance (the "SFO")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE		TIMEFRAME	AUTHORITY
24.	Any person (including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement) who acquires or ceases to be interested in 5% of the nominal value of share capital of the company has duty	Notify the Exchange and the company at the same time or (if not practicable to do so) one immediately after the other within 3 business days after the day on which that duty arises	Divisions 2-4 of Part XV of the SFO
25.	Director or chief executive of the company (including spouse and minor child) who is interested or ceases to be interested in shares or debentures of the company	Notify the Exchange and the company at the same time or (if it is not practicable to do so) one immediately after the other, within 3 business days after the day on which that duty arises.	Divisions 7-9 of Part XV of the SFO
26.	Maintain registers of notifications pursuant to the Securities and Futures Ordinance and keep them available for public inspection	Within 3 days following the day on which the duty arises	Divisions 6 and 9 of Part XV of the SFO

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

PROVISION OF GUARANTEE IN RESPECT OF BRIDGING LOAN FACILITY FROM A BANK TO A NON-WHOLLY OWNED SUBSIDIARY

Independent Financial Adviser to the Shareholders
Partners Capital International Limited

博大資本國際有限公司
Partners Capital International Limited

A letter from Partners Capital International Limited, the independent financial adviser to the Shareholders, containing its advice and recommendation to the Shareholders is set out on pages 9 to 13 of this circular.

26th January, 2004

CONTENTS

In this circular, the following expressions have the following meanings, unless the context otherwise requires:

"associates"	as defined under the Listing Rules
"Bank"	The Development Bank of Singapore Ltd., Shanghai Branch
"Borrower"	Shanghai Jia Hui Da Real Estate Development Co. Ltd., a sino-foreign equity joint venture established in the PRC and an indirect non-wholly owned subsidiary of the Company. For the relationship between the Company and the Borrower, please refer to the paragraph headed "The Corporate Structure of the Borrower" of the Letter from the Board in this circular
"Board"	the board of Directors
"Bridging Loan Agreement"	a bridging loan agreement dated 24th December, 2003 between the Bank and the Borrower in respect of the Bridging Loan Facility
"Bridging Loan Facility"	the bridging loan facility for the sum of HKD100 million
"BVI"	British Virgin Islands
"Company"	K. Wah International Holdings Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Directors"	directors of the Company, including independent non-executive directors of the Company
"Discretionary Trust"	a discretionary family trust, in which Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, being the executive Directors, are interested as direct or indirect discretionary beneficiaries
"Guarantee"	the corporate guarantee in respect of the Bridging Loan Facility to be provided by the Company to the Bank guaranteeing the performance by the Borrower of its repayment obligation under the Bridging Loan Facility
"HK"	Hong Kong Special Administrative Region
"HKD"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Financial Adviser" or "Partners Capital"	Partners Capital International Limited, a licensed corporation under the SFO

"Independent Third Party"	independent third party not connected with the Company, any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates as defined in the Listing Rules
"JV Partners"	上海廣電電子股份有限公司 (SVA Electron Co., Ltd.) and 上海徐房(集團)有限公司 (Shanghai Xu Fang (Group) Co., Ltd.), companies established in the PRC who together have an aggregate equity interest of 45% in the Borrower
"Latest Practicable Date"	19th January, 2004, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Property"	an office-cum-retail development project comprising a 37-storey office building and two blocks of retail podium with a total gross floor area of approximately 69,388 square metres known as Shanghai K. Wah Centre located at the junction of Huaihai Road and Xiangyang Road, Shanghai, the PRC and fully and beneficially owned by the Borrower
"Ragon"	Ragon Properties Limited, a company incorporated in the British Virgin Islands and a subsidiary indirectly 100% owned by the Company
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	the holder(s) of the Shares
"Shares"	share(s) of HKD0.1 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Managing Director)*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Eddie Hui Ki On, GBS, CBE, QPM, CPM
Paddy Tang Lui Wai Yu

Non-executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Alex Wu Shu Chih, CBE, LLD, JP*
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH*
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*

* *Independent non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

26th January, 2004

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

PROVISION OF GUARANTEE IN RESPECT OF BRIDGING LOAN FACILITY FROM A BANK TO A NON-WHOLLY OWNED SUBSIDIARY

INTRODUCTION

On 2nd January, 2004, the Board announced that the Borrower entered into the Bridging Loan Agreement with the Bank for the Bridging Loan Facility under which the Company shall provide the Bank with the Guarantee.

Provision of the Guarantee by the Company amounts to financial assistance to be given to a non-wholly owned subsidiary of the Company and hence will constitute a connected transaction of the Company under Rule 14.26(6)(a) of the Listing Rules. Accordingly, the provision of the Guarantee is subject to the approval of the Shareholders. The Discretionary Trust is interested in approximately 53.1% of the issued share capital of the Company. The registered Shareholder holding approximately 53.1% of the issued share capital of the Company on behalf of the Discretionary Trust has issued a written certificate dated 31st December 2003 approving the provision of the Guarantee. In this connection, the Company had applied to the Stock Exchange for a waiver from full compliance with Rule 14.26(6) of the Listing Rules in relation to the requirement of convening a special general meeting.

The purpose of this circular is to provide the Shareholders with further information in relation to the Bridging Loan Agreement and the Guarantee, and to set out, amongst other things, the opinion of the Independent Financial Adviser to the Shareholders in relation to the provision of the Guarantee.

THE GUARANTEE

Pursuant to the terms of the Bridging Loan Agreement, the Company shall provide the Bank with a corporate guarantee to secure the obligations of the Borrower in respect of a bridging loan facility to the extent of HKD100 million.

THE BRIDGING LOAN FACILITY

Parties

Borrower:	Shanghai Jia Hui Da Real Estate Development Co., Ltd., an indirect non-wholly owned subsidiary of the Company (in which the Company has an effective 35.75% attributable equity interest). For the relationship between the Company and the Borrower, please refer to the paragraph headed "The Corporate Structure of the Borrower" below
Lender:	The Development Bank of Singapore Ltd., Shanghai Branch, which is an Independent Third Party
Bridging Loan Facility:	A bridging loan facility of up to HKD100 million
Maturity:	3 months from the date of drawdown pursuant to the Bridging Loan Agreement
Purpose:	To finance the development and operating cost of the Property
Key security:	Unconditional and irrevocable corporate guarantee from the Company. No fee will be payable to the Company for the provision of the Guarantee.
Interest:	Normal commercial interest rate through arm's length negotiation with the Bank

THE CORPORATE STRUCTURE OF THE BORROWER


The Company
100%
Nissho Iwai Hong Kong Corporation Ltd. (incorporated in HK)
Tidefull Investment Ltd. (incorporated in Liberia)
Ragon (incorporated in the BVI)
7%
28%
65%
SVA Electron Co., Ltd. (incorporated in the PRC)
Shanghai Xu Fang (Group) Co., Ltd. (incorporated in the PRC)
Chely Well Ltd. (incorporated in HK)
30%
15%
55%
The Borrower (Sino-foreign equity joint venture) (incorporated in the PRC)

The Company, through a number of intermediate holding companies, is interested in the entire issued share capital of Ragon which in turn owns 65% of the issued share capital of Chely Well Limited. Chely Well Limited holds 55% equity interest in the Borrower. The Company has an effective 35.75% attributable equity interest in the Borrower which is consolidated in the Company's accounts and treated as a subsidiary of the Company. The balance of the 64.25% attributable equity interest in the Borrower is held:

(i) as to 30% and 15% by each of two JV Partners who are connected persons (as defined in the Listing Rules) of the Company by reason only of their substantial shareholding in the Borrower;

(ii) as to 15.4% by Tidefull Investment Limited who is a connected person (as defined in the Listing Rules) of the Company by reason only of its substantial shareholding in Chely Well Limited, being a subsidiary of the Company; and

(iii) as to 3.85% by Nissho Iwai Hong Kong Corporation Limited who is an Independent Third Party.

The Borrower is a sino-foreign equity joint venture established in the PRC in 1993. The principal asset of the Borrower is the Property.

REASONS FOR AND BACKGROUND OF THE PROVISION OF THE GUARANTEE

The principal activities of the Group are property investment and development in Hong Kong, mainland China and Singapore as well as, through its interest in a listed subsidiary, K. Wah Construction Materials Limited (as to approximately 67%), the manufacture, sale and distribution of construction materials and quarrying in Hong Kong and mainland China.

The current principal business of the Borrower is the development of the Property and construction works of the Property are in place as at the Latest Practicable Date. It is presently intended that upon completion of the Property, the Borrower would continue to hold the Property mainly for rental purposes as long-term investments for which rental income will be received. The Borrower intends to utilise the Bridging Loan Facility to finance the development of the Property. The Bridging Loan Facility represents less than 10% of the expected total development costs of the Property. Further, the Borrower is negotiating with the Bank for a long-term loan facility to finance the remaining development cost of the Property. The Directors consider that the proposed long-term loan facility would be secured by the provision of a corporate guarantee by the Company and replace the short-term Bridging Loan Facility as long as the negotiation between the Bank and the Borrower in respect of the legal documentation relating to the said long-term loan facility can be concluded. In the unlikely event that the said negotiation falls through, the Borrower would negotiate with other banks for bank borrowings. Further announcement will be made pursuant to the Listing Rules as and when appropriate.

Prior to the solicitation of the Bridging Loan Facility, the Group has explored alternative means of funding for the development of the Property. The alternative means include a proposed financial assistance by the Company to the Borrower in the form of shareholders' loans. However, given the business nature of the Borrower and having considered the interest rate of bank loan in HKD is substantially lower than that in RMB by approximately 4% to 5%, the Directors, including independent non-executive Directors, consider that raising a third party loan from a bank in HKD is the most practical and cost-effective means of funding for the development of the Property. Further, the Directors consider the provision of the Guarantee would facilitate the granting of the Bridging Loan Facility for financing the development of the Property and thus expedite the progress of the development of the Property. Within the property development industry, the Directors, including independent non-executive Directors, believe that it is not only an industry practice but also a normal and commercial means for a given holding company (such as the Company) alone to provide corporate guarantees to financial institutions for facilitating the granting of bank facilities to subsidiaries of that holding company in which that holding company has majority control. There are currently 11 directors in the board of directors of the Borrower, out of which 6 directors are appointed by Chely Well Limited which are owned by the Company as to 65%. Effectively, the Company has overriding and controlling influence over the board of directors of the Borrower and over the business and operational affairs of the Borrower. Under the Bridging Loan Facility which is denominated in HKD, it is highly difficult, if not infeasible at all, for the JV Partners which are PRC enterprises to provide corporate guarantees given the foreign exchange restrictions prevailing in the PRC.

The Directors, including independent non-executive Directors, consider that the completion of the Property and the successful procurement of the Bridging Loan Facility are essential to the development and future prospect of the Borrower, from which the Company shall derive economic benefits as its single largest shareholder. The Directors further believe that the provision of the Guarantee (which forms part of the terms agreed under the Bridging Loan Facility) will only involve secondary obligation to the Company (upon default of the Borrower) as opposed to an outright cash payment as in the case of shareholders' loans. The Directors, including independent non-executive Directors, consider that the Company, if called upon, will be able to repay the outstanding amount by its internal resources pursuant to the Guarantee and there would not be any material adverse financial impact on the Company's cashflow and operation. The Directors, including the independent non-executive Directors, consider that the terms of the Bridging Loan Facility and the Guarantee are fair and reasonable as far as the Shareholders are concerned.

GENERAL

Provision of the Guarantee by the Company amounts to financial assistance to be given to a non-wholly owned subsidiary of the Company and hence will constitute a connected transaction of the Company under Rule 14.26(6)(a) of the Listing Rules. Accordingly, the provision of the Guarantee is subject to the approval of the Shareholders. So far as the Directors are aware, neither the Shareholders (including the controlling Shareholders) nor the Directors or their respective associates has any interest in the provision of the Guarantee and is required to abstain from voting at the special general meeting of the Company should it be required. The Discretionary Trust is interested in approximately 53.1% of the issued share capital of the Company. On 31st December 2003, a written certificate was issued by the registered Shareholder holding approximately 53.1% of the issued share capital of the Company on behalf of the Discretionary Trust approving the provision of the Guarantee ("Written Certificate"). The Company had applied to the Stock Exchange for a waiver from full compliance with Rule 14.26(6) of the Listing Rules in relation to the requirement of convening a special general meeting.

As the opinion of the Independent Financial Adviser was that the terms of the Guarantee were fair and reasonable as far as the Shareholders were concerned and no Shareholders would have been required to abstain from voting at a special general meeting should it be required to be convened, the Written Certificate approving the provision of the Guarantee was acceptable to the Stock Exchange in lieu of a special general meeting and the Stock Exchange had granted this waiver to that effect. Accordingly, no special general meeting will be convened for the purpose of approving the Guarantee.

INDEPENDENT FINANCIAL ADVISER

Partners Capital has been appointed as independent financial adviser to advise the Shareholders in respect of the provision of the Guarantee. The letter from Partners Capital is set out on pages 9 to 13 of this circular.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the appendx to this circular.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

博大資本國際有限公司
Partners Capital International Limited

Partners Capital International Limited
Room 1305, 13th Floor
9 Queen's Road Central
Hong Kong

26th January, 2004

To the Shareholders of
K. Wah International Holdings Limited

Dear Sirs,

CONNECTED TRANSACTION
PROVISION OF GUARANTEE IN RESPECT OF BRIDGING LOAN FACILITY FROM A BANK TO A NON-WHOLLY OWNED SUBSIDIARY

Introduction

We refer to our engagement to advise the Shareholders in respect of the provision of the Guarantee, particulars of which are set out in a circular (the "Circular") to the Shareholders dated 26th January, 2004 and in which this letter is reproduced. Unless the context requires otherwise, terms used in this letter shall have the same meanings as given to them under the definitions section of the Circular.

On 24th December, 2003, the Borrower entered into the Bridging Loan Agreement with the Bank for the Bridging Loan Facility under which the Company is required to provide the Bank with the Guarantee. Under Rule 14.26(6)(a), the provision of the Guarantee constitutes a connected transaction of the Company. Accordingly, the provision of the Guarantee is subject to approval of the Shareholders at a special general meeting. As a written certificate has been issued by the registered Shareholder holding approximately 53.1% of the total issued share capital of the Company on behalf of the Discretionary Trust approving the provision of the Guarantee, the Company had applied to the Stock Exchange for a waiver from strict compliance with the requirement under the Listing Rules to convene a special general meeting to approve the provision of the Guarantee.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular as provided by the Directors were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify relying on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have

been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Company, the Group and their respective associates nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the provision of the Guarantee, we have considered the following principal factors and reasons:

(i) *Background of the Bridging Loan Facility*

The principal activities of the Group are property investment and development in Hong Kong, mainland China and Singapore as well as, through its interest in a listed subsidiary (namely, K. Wah Construction Materials Limited), the manufacture, sale and distribution of construction materials and quarrying in Hong Kong and mainland China.

The sole business of the Borrower is the development of the Property, which is a new property project of the Group in Shanghai. Located at the junction of Huaihai Road and Xiangyang Road, being one of the prime locations of the commercial district of Shanghai, the Property is proposed to comprise a 37-storey office building and two blocks of retail podium with a total gross floor area of approximately 69,388 square metres. As the construction of the Property has commenced recently, we understand from the Directors that the Borrower is in need for funding to finance the construction works of the Property. To this end, the Borrower intends to utilise the Bridging Loan Facility to finance the construction works and the development of the Property.

(ii) *Significance of the Property to the Company*

We understand that the property development business of the Borrower is in line with the core business of the Company. As discussed with the Directors, the completion of the Property (subject to successful procurement of funding for the construction works) is essential to the development and future prospect of Borrower, from which the Company can enjoy economic benefits as its single largest shareholder.

In the absence of the required funding, construction works of the Property could not be continued. In such case, the Company would be deprived of the revenue potential of this new property project in Shanghai, which is one of the fastest growing cities in mainland China.

(iii) *Alternatives to the Bridging Loan Facility*

Prior to the solicitation of the Bridging Loan Facility, we understand that the Group has explored alternative means of funding for the development of the Property. The alternative

means include financial assistance by the Company to the Borrower in the form of shareholders' loans. However, given the nature of the Borrower as a special purpose vehicle established solely for the Property project, the Directors consider that raising a third party bank loan is more practical and in the better interests of the Company.

Meanwhile, we understand from the Directors that raising HKD bank loan is more cost-effective than raising RMB bank loan. Upon enquiry, we note that the interest cost of HKD bank loan (based on Hong Kong Interbank Offer Rate, which is around 0.18% per annum for a three-month period as at 24th December, 2003, plus a margin charged by banks) is substantially lower than that of RMB bank loan (based on the standard interest rate assigned by the People's Bank of China which is around 5.04% per annum for bank loan due within 6 months).

(iv) *Requirement to include the Guarantee as part of the terms of the Bridging Loan Facility*

We understand that the Borrower commenced to negotiate with the Bank for the Bridging Loan Facility in the second half of 2003. We were advised that, during the negotiations between the Borrower and the Bank, the Company was specifically required by the Bank to provide the Guarantee as the ultimate controlling shareholder of the Borrower. As pointed out in a PRC legal opinion issued to the Group by Brilliance Law Firm, being an Independent Third Party, the JV Partners do not meet the relevant requirement of the existing PRC laws and regulations regarding provision of guarantees by PRC domestic non-financial institutions to foreign entities on a pro rata basis for the Bridging Loan Facility. Hence, the JV Partners are not in a position to obtain the relevant approval from the State Administration of Foreign Exchange in the provision of guarantees on a pro rata basis for the Bridging Loan Facility.

In the absence of the provision of the Guarantee by the Company as part of the terms of the Bridging Loan Facility, the Directors confirm that the Bridging Loan Facility would not have been granted at all by the Bank. Within the property development industry in Hong Kong, the Directors confirm that it is not only an industry practice but also a normal and commercial means for the holding company (such as the Company) alone to provide corporate guarantees to financial institutions for facilitating the granting of bank facilities to that holding company's subsidiaries. Although the Company only has an effective 35.75% attributable equity interest in the Borrower, the Borrower is an indirect subsidiary of the Company and the Company is entitled to consolidate the assets and results of the Borrower. Effectively, the Company has overriding control over the board of directors of the Borrower and over the business and operational affairs of the Borrower. As set out in the letter from the Board as contained in the Circular (the "Letter from the Board"), there are currently 11 directors in the board of directors of the Borrower, of which six directors (representing a majority over 50%) were appointed by Chely Well Limited (which is in turn owned as to 65% by the Company). We note that such composition of directors accords with the terms of the relevant joint venture contract of the Borrower.

On the above basis, and taking into particular account of the overriding control of the Company over the Borrower, we consider that there is a commercial justification of the Company to provide the Guarantee under the Bridging Loan Facility.

(v) *Business risk already assumed in the Borrower*

In further assessing the commercial justification of the Company to provide the Guarantee under the Bridging Loan Facility, we note that the Company has already assumed the business risk in the Property project. Prior to soliciting the Bridging Loan Facility, the Company has already paid up the registered capital together with other partners for the purpose of establishing the Borrower.

The Shareholders should note that the risk of defaulting the Bridging Loan Facility and calling upon the Company to honour the Guarantee associate closely with the business risk of the project operated by the Borrower which is a subsidiary of the Company.

(vi) *Additional benefit of the Company in the Property*

We were advised by the Directors that the Company has an exclusive naming right of the Property for a period of five years. In this connection, the name of the Property is proposed to be Shanghai K. Wah Centre. We understand from the Directors that the aforesaid naming right to which the Company is entitled represents a token of recognition by the minority shareholders of the Borrower (including the JV Partners) on the contribution of the Company towards the procurement of the necessary funding for the development of the Property (including the provision of the Guarantee by the Company alone).

(vii) *Risk exposure to and financial impacts on the Company*

As opposed to an outright cash payment as in the case of shareholders' loans, the provision of the Guarantee will only involve a contingent obligation to the Company (upon default by the Borrower of the Bridging Loan Facility) for the funding of the development of the Property.

In the event that the Borrower fails to meet its obligation to repay the Bridging Loan Facility together with interest thereof, the Company shall, by virtue of the provision of the Guarantee, assume such obligation under the Bridging Loan Facility. On such basis, we envisage that a contingent liability of HK$100 million (plus any interest expenses or associated costs) shall be incurred by the Company upon default by the Borrower of the Bridging Loan Facility. We note that the size of this contingent liability represents only approximately 4% of both of (i) the audited consolidated net tangible assets of the Group of approximately HK$2,463.7 million as at 31st December, 2002 and (ii) the unaudited consolidated net tangible assets of the Group of approximately HK$2,470.3 million as at 30th June, 2003. Further, according to the interim report of the Company for the six months ended 30th June, 2003, the sum of cash and bank balances less short term loans and overdrafts of the Group as at 30th June, 2003 amounted to HK$776 million, representing a level higher than the said contingent liability under the provision of the Guarantee.

RECOMMENDATION

Having considered the above factors, in particular,

(i) the commercial rationale to provide the Guarantee for the purpose of developing the Property in which the Company has single largest beneficial interests;

(ii) the fact that the provision of the Guarantee solely by the Company represents virtually the only feasible means to conclude the terms of the Bridging Loan Facility with the Bank; and

(iii) the fact that the risk of defaulting the Bridging Loan Facility and calling upon the Company to honour the Guarantee associate closely with the business risk of the Property project operated by the Borrower and that the Company has already assumed the business risk in the Property project via the Borrower in which the Company has overriding control over its operational affairs (including the drawdown and utilization of the Bridging Loan Facility),

we conclude that the provision of the Guarantee is fair and reasonable so far as the Shareholders are concerned and is in the interest of the Company and the Shareholders as a whole.

The Stock Exchange has granted a waiver to the Company from strict compliance with the requirement under the Listing Rules to convene a special general meeting to approve the provision of the Guarantee. Based on the fact that no one has to abstain from voting and that we are of the view that the provision of the Guarantee is fair and reasonable so far as the Shareholders are concerned, no special general meeting will be held by the Company and no voting by the Shareholders is required.

Yours faithfully,
For and on behalf of
Partners Capital International Limited
Harold Kwan
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept the full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(A) Interests of Directors and Chief Executive of the Company

As at the Latest Practicable Date, the interests of the Directors in the shares of the Company and its associated corporation (within the meaning of Part XV of the SFO, K. Wah Construction Materials Limited, and the details of any right to subscribe for shares of the Company and K. Wah Construction Materials Limited and of the exercise of such rights, as recorded in the register maintained under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) Ordinary Shares of the Company:

Name of Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of issued share capital
Lui Che Woo	263,644	7,013,966	37,507,971[1]	1,236,885,458[2]	1,281,671,039	64.75
Francis Lui Yiu Tung	391,163	—	—	1,236,885,458[2]	1,237,276,621	62.51
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,236,885,458[2]	1,241,524,624	62.73
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	1,170,000	—	—	—	1,170,000	0.06
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	271,181	—	—	—	271,181	0.01
Charles Cheung Wai Bun	7,239	—	—	—	7,239	—

(b) Share Options of the Company:

As at the Latest Practicable Date, the particulars of the options held by the Directors granted under the share option scheme of the Company adopted on 30th May, 2002 or under any other share option schemes of the Company, were as follows:

Name of Directors	Options held at the Latest Practicable Date	Exercise price *(HK$)*	Exercise period
Lui Che Woo	1,500,000	0.5586	20th May, 1999 — 19th May, 2008
	1,350,000	0.3600	30th Dec, 2000 — 29th Dec, 2009
	2,000,000	0.7200	1st Mar, 2004 — 28th Feb, 2013
Francis Lui Yiu Tung	1,000,000	0.5586	20th May, 1999 — 19th May, 2008
	1,200,000	0.3600	30th Dec, 2000 — 29th Dec, 2009
	1,868,000	0.7200	1st Mar, 2004 — 28th Feb, 2013
Lennon Lun Tsan Kau	500,000	0.3600	30th Dec, 2000 — 29th Dec, 2009
	1,054,000	0.7200	1st Mar, 2004 — 28th Feb, 2013
Paddy Tang Lui Wai Yu	600,000	0.5586	20th May, 1999 — 19th May, 2008
	870,000	0.3600	30th Dec, 2000 — 29th Dec, 2009
	1,269,000	0.7200	1st Mar, 2004 — 28th Feb, 2013
David Akers-Jones	150,000	0.7200	1st Mar, 2004 — 28th Feb, 2013
Michael Leung Man Kin	300,000	0.7200	1st Mar, 2004 — 28th Feb, 2013
Alex Wu Shu Chih	150,000	0.7200	1st Mar, 2004 — 28th Feb, 2013
Philip Wong Kin Hang	300,000	0.7200	1st Mar, 2004 — 28th Feb, 2013
Leo Lee Tung Hai	150,000	0.7200	1st Mar, 2004 — 28th Feb, 2013
Robin Chan Yau Hing	150,000	0.7200	1st Mar, 2004 — 28th Feb, 2013
Charles Cheung Wai Bun	300,000	0.7200	1st Mar, 2004 — 28th Feb, 2013

(c) Ordinary Shares of K. Wah Construction Materials Limited:

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of issued share capital
Lui Che Woo	7,969,955	1,447,452	75,778,513[(3)]	850,514,983[(2)]	935,710,903	74.33
Francis Lui Yiu Tung	2,937	—	—	850,514,983[(2)]	850,517,920	67.56
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	1,861,906	—	—	850,514,983[(2)]	852,376,889	67.71
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	62,973	—	—	—	62,973	0.01
Charles Cheung Wai Bun	1,810	—	—	—	1,810	—

(d) Share Options of K. Wah Construction Materials Limited:

As at the Latest Practicable Date, the particulars of the options held by each of the directors of the Company granted under the Share Option Scheme of K. Wah Construction Materials Limited adopted on 30th May, 2002 or under any other share option schemes of K. Wah Construction Materials Limited, were as follows:

Name of Directors	**Options held at the Latest Practicable Date**	**Exercise price** *(HK$)*	**Exercise period**
Lui Che Woo	1,500,000	0.5333	20th May, 1999 — 19th May, 2008
	1,800,000	0.5216	30th Dec, 2000 — 29th Dec, 2009
	2,000,000	0.5140	1st Mar, 2004 — 28th Feb, 2013
Francis Lui Yiu Tung	1,000,000	0.5333	20th May, 1999 — 19th May, 2008
	1,600,000	0.5216	30th Dec, 2000 — 29th Dec, 2009
	1,870,000	0.5140	1st Mar, 2004 — 28th Feb, 2013
Paddy Tang Lui Wai Yu	600,000	0.5333	20th May, 1999 — 19th May, 2008
	1,070,000	0.5216	30th Dec, 2000 — 29th Dec, 2009
	1,270,000	0.5140	1st Mar, 2004 — 28th Feb, 2013
Michael Leung Man Kin	300,000	0.5333	20th May, 1999 — 19th May, 2008
	1,070,000	0.5216	30th Dec, 2000 — 29th Dec, 2009
	300,000	0.5140	1st Mar, 2004 — 28th Feb, 2013
Charles Cheung Wai Bun	300,000	0.5140	1st Mar, 2004 — 28th Feb, 2013

Notes:

(1) 34,503,760 Shares and 3,004,211 Shares were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui Che Woo.

(2) 1,236,885,458 Shares representing more than one-third of the Company's issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. The Company was interested in 846,625,308 shares in K. Wah Construction Materials Limited representing more than one-third of its issued share capital held by a wholly owned subsidiary of the Company. In addition, one of the said discretionary trusts was interested in 3,889,675 shares in K. Wah Construction Materials Limited. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary trusts, are deemed to be interested in those shares in the Company held by the trusts and in those shares in K. Wah Construction Materials Limited in which the Company was interested as aforesaid.

(3) 75,778,513 shares in K. Wah Construction Materials Limited were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company and K. Wah Construction Materials Limited which would have to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO, or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(B) **Substantial shareholders' interests**

As at the Latest Practicable Date, so far as the Directors and the chief executive of the Company are aware, the interests of every person (not being a Director or chief executive of the Company) in the Shares as recorded in the register kept under section 336 of the SFO were as follows:

Name	**Number of Ordinary Shares**	**% of issued share capital**
HSBC International Trustee Limited	1,193,975,939(1)	60.32
Marapro Co., Ltd.	187,126,116(2)	9.45
Symmetry Co., Ltd.	187,126,116(2)	9.45
Polymate Co., Ltd.	187,126,116(3)	9.45

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which hold 1,193,975,939 Shares.

(2) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is a trustee of a trust which was interested in 187,126,116 Shares.

(3) Polymate Co., Ltd. is the ultimate holding company of companies interested in 187,126,116 Shares.

There was duplication of interest of:

(i) 1,236,885,458 Shares between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. Among these Shares, 1,193,630,181 Shares were also interested by HSBC International Trustee Limited;

(ii) 850,514,983 shares in K. Wah Construction Materials Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu; and

(iii) 187,126,116 Shares between Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.

Save as disclosed above, as at the Latest Practicable Date, the Directors and the chief executive of the Company are not aware of any other interests or short positions in the shares or underlying shares of substantial shareholders of the Company and other persons, which will have to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO, or which will be required, pursuant to section 336 of the SFO, to be entered in the register referred to therein.

3. MATERIAL CHANGE

The Directors are not aware of any material change in the financial or trading position of the Group for the period commencing from 31st December, 2002 (the date to which the latest audited financial statements of the Group were made up) as at the Latest Practicable Date.

4. QUALIFICATION OF EXPERT AND CONSENT

The following is the qualification of the professional adviser who has given advice which is contained in this circular:

Name	**Qualification**
Partners Capital	a licensed corporation under the SFO

Partners Capital does not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominee persons to subscribe for securities in any member of the Group.

Partners Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the references to its name included herein in the form and context in which they appear.

5. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has a service contract with the Company which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

6. MISCELLANEOUS

(a) The company secretary of the Company is Steven Tong Kui Nam.

(b) The principal office of the Company is at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) None of the Directors or the Independent Financial Adviser had any direct or indirect interest in any assets which had been acquired or disposed of by or leased to any member of the Group or proposed to be so acquired, disposed of or leased since 31st December, 2002 (the date to which the latest published audited accounts of the Company were made up) and up to the Latest Practicable Date.

(d) There is no contract or arrangement subsisting at the date of this circular in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

(e) The English text of the circular shall prevail over the Chinese text.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (except Saturdays and public holidays) at the principal office of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from the date of this circular up to and including 9th February, 2004:

(a) the memorandum of association and bye-laws of the Company;

(b) the letter of advice from Partners Capital to the Shareholders, the text of which is set out on pages 9 to 13 of this circular;

(c) the letter of consent from Partners Capital referred to in paragraph 4 of this Appendix; and

(d) the Bridging Loan Agreement.

此乃要件　請即處理

閣下如對本通函各方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之嘉華國際集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

關連交易

為該銀行向一間非全資附屬公司提供之過渡融資備用貸款作出擔保

股東之獨立財務顧問

博大資本國際有限公司

博大資本國際有限公司
Partners Capital International Limited

獨立財務顧問博大資本國際有限公司致股東之函件內載有其向股東提供之意見及推薦建議，全文載於本通函第9至第13頁。

二零零四年一月二十六日

目　錄

除文義另有所指外，於本通函內，下列詞彙具有以下涵義：

「聯繫人」	指	定義見上市規則
「該銀行」	指	星展銀行有限公司上海分行
「借款人」	指	上海嘉滙達房地產開發經營有限公司，於中國成立之中外合資經營企業及本公司之間接非全資附屬公司。有關本公司與借款人之關係，請參閱本通函董事會函件「借款人之公司架構」一段
「董事會」	指	董事會
「過渡貸款協議」	指	該銀行與借款人於二零零三年十二月二十四日就過渡融資備用貸款訂立之過渡貸款協議
「過渡融資備用貸款」	指	為數合共港幣1億元之過渡融資備用貸款
「英屬處女群島」	指	英屬處女群島
「本公司」	指	嘉華國際集團有限公司，一間於百慕達註冊成立之公司，其股份於聯交所上市
「董事」	指	本公司之董事，包括本公司之獨立非執行董事
「全權信託」	指	執行董事呂志和博士、呂耀東先生及鄧呂慧瑜女士為直接或間接全權信託受益人之一項全權家族信託
「擔保」	指	本公司就過渡融資備用貸款提供予該銀行之公司擔保，擔保借款人履行於過渡融資備用貸款下之還款責任
「香港」	指	香港特別行政區
「港幣」	指	香港法定貨幣港幣
「獨立財務顧問」或「博大資本」	指	博大資本國際有限公司，為根據證券及期貨條例之持牌法團

「獨立第三方」	指	與本公司、本公司或其任何附屬公司之任何董事、行政總裁或主要股東或彼等各自之聯繫人(定義見上市規則)概無關連之獨立第三方
「合營夥伴」	指	上海廣電電子股份有限公司及上海徐房(集團)有限公司,為於中國成立之公司,合共持有借款人45%股本權益
「最後實際可行日期」	指	二零零四年一月十九日,即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「該物業」	指	辦公室連零售發展項目,包括一幢37層高辦公室大廈及兩座零售平台,總建築樓面面積約為69,388平方米,名為上海嘉華中心,位於中國上海淮海中路及襄陽北路交界,由借款人全資實益擁有
「Ragon」	指	Ragon Properties Limited,於英屬處女群島註冊成立之公司及本公司間接擁有100%權益之附屬公司
「人民幣」	指	中國法定貨幣人民幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	股份之持有人
「股份」	指	本公司股本中每股面值港幣0.1元之股份
「聯交所」	指	香港聯合交易所有限公司
「%」	指	百分比

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc（主席）
呂耀東（董事總經理）
倫贊球（副董事總經理）
許淇安，GBS，CBE，QPM，CPM
鄧呂慧瑜

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
吳樹熾博士，CBE，LLD，太平紳士*
黃乾亨博士，GBS，太平紳士，LLD，DH*
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啟者：

關連交易

為該銀行向一間非全資附屬公司
提供之過渡融資備用貸款作出擔保

緒言

董事會於二零零四年一月二日宣佈，借款人與該銀行為過渡融資備用貸款訂立過渡貸款協議，據此，本公司須向該銀行作出擔保。

本公司作出擔保，具備向本公司之一間非全資附屬公司提供財務資助之涵義，根據上市規則第14.26(6)(a)條，將構成本公司之一項關連交易。因此，作出擔保須獲得股東之批准，始可作實。一項全權信託於本公司之已發行股本持有約53.1%權益。代表全權信託於本公司已發行股本持有約53.1%權益之登記股東，已於二零零三年十二月三十一日發出證明書批准作出擔保。就此而言，本公司已向聯交所申請，豁免毋須全面遵守上市規則第14.26(6)條有關召開股東特別大會之規定。

本通函旨在向股東提供有關過渡貸款協議及擔保之其他資料，並載有(其中包括)獨立財務顧問就作出擔保向股東提供之意見。

擔保

根據過渡貸款協議之條款，本公司須向該銀行提供公司擔保，以確保借款人履行有關過渡融資備用貸款之責任，為數港幣1億元。

過渡融資備用貸款

訂約方

借款人：	上海嘉滙達房地產開發經營有限公司，本公司一間間接非全資附屬公司(本公司實益持有35.75%之有效股權權益)。就本公司與借款人之關係而言，請參閱下文「借款人之公司架構」一段
放款人：	星展銀行有限公司上海分行，一名獨立第三方
過渡融資備用貸款：	最高達港幣1億元之過渡融資備用貸款
期限：	由根據過渡貸款協議提款之日起計三個月
目的：	為該物業之發展及營運成本融資
主要抵押：	本公司作出之無條件及不可撤回公司擔保。本公司將毋須就作出擔保支付任何費用。
利息：	與該銀行按公平交易原則進行磋商而釐定之一般商業利率

借款人之公司架構


本公司
100%
Nissho Iwai Hong Kong Corporation Ltd.
(於香港註冊成立)
Tidefull Investment Ltd.
(於利比里亞註冊成立)
Ragon
(於英屬處女群島註冊成立)
7%
28%
65%
上海廣電電子股份有限公司
(於中國註冊成立)
上海徐房(集團)有限公司
(於中國註冊成立)
志惠有限公司
(於香港註冊成立)
30%
15%
55%
借款人
(中外合資經營企業)
(於中國註冊成立)

本公司透過數家中介控股公司持有Ragon之全部已發行股本權益，而Ragon則持有志惠有限公司之已發行股本65%。志惠有限公司持有借款人之55%股權。本公司實益持有借款人35.75%之有效股權權益，借款人之賬目將與本公司賬目綜合處理，而借款人被視為本公司之一間附屬公司。借款人餘下64.25%之有效股權由以下人士持有：

(i) 兩名合營夥伴各自持有30%及15%，彼等僅由於在借款人擁有主要股權而屬於本公司之關連人士(定義見上市規則)；

(ii) Tidefull Investment Limited持有15.4%，Tidefull Investment Limited僅由於擁有志惠有限公司(本公司之附屬公司)之主要股權而屬於本公司之關連人士(定義見上市規則)；及

(iii) Nissho Iwai Hong Kong Corporation Limited持有3.85%，Nissho Iwai Hong Kong Corporation Limited為一名獨立第三方。

借款人為於一九九三年在中國成立之中外合資經營企業。借款人之主要資產為該物業。

作出擔保之原因及背景

本集團在香港、中國內地和新加坡主要從事物業投資及發展，並透過其一家上市附屬公司嘉華建材有限公司(持有約67%股權)，在香港和中國內地從事建築材料生產、銷售及分銷，以及在香港及中國內地經營石礦場。

借款人目前主要從事發展該物業，及於最後實際可行日期該物業已展開之建築工程。目前計劃於該物業落成時，借款人將繼續持有該物業主要作租賃用途，收取租金收入作為長期投資。借款人計劃動用過渡融資備用貸款，為該物業之發展融資。過渡融資備用貸款相當於該物業預期總開發成本10%以下。此外，借款人現正與該銀行商討，為該物業之餘下開發成本提供長期融資備用貸款。董事認為，建議長期融資備用貸款將由本公司作出之一項公司擔保，並於該銀行與借款人就有關上述長期融資備用貸款之法律文件已簽訂時，將取代短期過渡融資備用貸款。倘上述商談未能達成(發生之可能性為甚低)，則借款人將與其他銀行為銀行借款商討。本公司將會根據上市規則規定於適當時候再刊發公佈。

於尋求過渡融資備用貸款前，本集團已為開發該物業探討提供資金之其他方式。其他方式包括本公司以股東貸款方式建議向借款人提供財務資助。然而，鑒於借款人之業務性質，並考慮到港幣銀行貸款之利率遠低於人民幣銀行貸款之利率約4%至5%，董事(包括獨立非執行董事)認為，向銀行籌集港幣第三方貸款，乃為開發該物業提供資金之最切實可行及最符合成本效益之方式。此外，董事認為，作出擔保可促使授出過渡融資備用貸款，為開發該物業提供融資，繼而加快開發該物業之進度。於物業發展行業，董事(包括獨立非執行董事)相信，一間控股公司(如本公司)獨自向財務機構提供公司擔保，以促使向該控股公司之附屬公司(該控股公司持有其大部分控制權)授出銀行融資額，乃業內慣例，且屬於一般及商業渠道。借款人之董事會現有十一名董事，其中六名董事由本公司擁有65%之志惠有限公司委任。實際上，本公司對於借款人之董事會及借款人之業務及經營事宜，擁有予以推翻及控制性之影響力。根據以港幣為單位之過渡融資備用貸款，鑒於中國現時實行之外滙管制措施，屬於中國企業之合營夥伴極難(惟並非完全不可行)作出公司擔保。

董事(包括獨立非執行董事)認為，完成該物業及圓滿促成過渡融資備用貸款，對於借款人之發展及未來前景至為重要，而本公司作為其單一最大股東，將會從借款人獲得經濟利益。董事進一步相信，作出擔保(組成根據過渡融資備用貸款協定條款之一部分)對本公司而言，僅涉及於借款人失責時承擔之次級債務，反過來說採用股東貸款的融資方式就須股東即時提供現金。董事(包括獨立非執行董事)認為，本公司(倘被催繳)將有能力以內部資源根據擔保償還未償還數額，及不會對本公司之現金流量及營運構成任何重大不利影響。董事(包括獨立非執行董事)認為，過渡融資備用貸款及擔保之條款，對股東而言屬公平合理。

一般資料

本公司作出擔保，具備向本公司之一間非全資附屬公司提供財務資助之涵義，根據上市規則第14.26(6)(a)條，將構成本公司之一項關連交易。因此，作出擔保須獲得股東之批准，始可作實。據董事所知，股東(包括控股股東)或董事或彼等各自之聯繫人並無於作出擔保方面涉及任何利益而因此須要在本公司之股東特別大會(如需召開)上放棄投票。一項全權信託於本公司之已發行股本持有約53.1%權益。代表全權信託於本公司已發行股本持有約53.1%權益之登記股東，已於二零零三年十二月三十一日發出證明書批准作出擔保(「證明書」)。本公司已向聯交所申請，豁免毋須全面遵守上市規則第14.26(6)條有關召開股東特別大會之規定。

由於獨立財務顧問認為擔保之條款對股東而言屬公平合理，且並無股東被要求於可能須召開之股東特別大會上放棄投票，故聯交所接納批准作出擔保之證明書，以代替舉行股東特別大會，而聯交所已就此而言授出本豁免。因此，毋須就批准作出擔保而言召開股東特別大會。

獨立財務顧問

博大資本已獲委任為獨立財務顧問，就作出擔保向股東提供意見。博大資本函件載於本通函第9至第13頁。

其他資料

敬請　閣下留意本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
公司秘書
湯鉅南
謹啟

二零零四年一月二十六日

博大資本國際有限公司
Partners Capital International Limited

博大資本國際有限公司
香港
皇后大道中9號
13樓1305室

敬啟者：

關連交易

**為該銀行向一間非全資附屬公司
提供之過渡融資備用貸款作出擔保**

緒言

吾等茲提述，吾等獲委任為獨立財務顧問，就作出擔保向股東提供意見，有關詳情載於　貴公司於二零零四年一月二十六日致股東之通函（「該通函」）內，本函件於該通函內轉載。除文義另有所指外，本函件所用詞語與該通函定義一節所界定具相同涵義。

於二零零三年十二月二十四日，借款人與該銀行為過渡融資備用貸款訂立過渡貸款協議，據此，　貴公司須向該銀行作出擔保。根據上市規則第14.26(6)(a)條，作出擔保構成　貴公司之一項關連交易。因此，作出擔保須於股東特別大會上獲得股東批准，始可作實。由於代表全權信託於　貴公司已發行股本總額持有約53.1%權益之登記股東，已發出證明書批准作出擔保，就此而言，　貴公司已向聯交所申請，豁免毋須嚴格遵守上市規則有關召開股東特別大會以批准作出擔保之規定。

在達致吾等之意見時，吾等依賴該通函所載之資料及陳述之準確性，並已假設該通函所載或所引述由董事所提供之所有資料及陳述於作出時屬真實無誤，並將於該通函刊發日期仍屬真實無誤。吾等亦依賴吾等與　貴公司管理層就該通函所載之資料及陳述所進行之討論。吾等亦已假設董事於該通函中所作出之所有信念陳述、所表達之意見及意向，乃於作出盡職審慎查詢後始行合理作出。吾等認為，吾等已審閱足夠資料，致使吾等達致知情

見解，並有理由支持其對該通函所載資料之準確性為足以依賴，並為吾等之意見提供一個合理基準。吾等無理由懷疑該通函所載之資料或所表達之意見已隱瞞或遺漏任何重大事實，亦無理由懷疑董事提供予吾等之資料及陳述之真實性、準確性及完整性。然而，吾等並無就 貴公司、 貴集團及彼等各自之聯繫人之業務及事務進行任何獨立深入調查，吾等亦無就所獲提供之資料進行任何獨立核證。

所考慮之主要因素及原因

在達致吾等就作出擔保之意見時，吾等已考慮下列主要因素及原因：

(i) 過渡融資備用貸款之背景

貴集團在香港、中國內地和新加坡主要從事物業投資及發展，並透過其一家上市附屬公司嘉華建材有限公司，在香港和中國內地從事建築材料生產、銷售及分銷，以及在香港及中國內地經營石礦場。

借款人之唯一業務為發展該物業，該物業為 貴集團於上海之一項新物業發展項目，該物業位於上海商業區優越地段之一淮海中路與襄陽北路交界，該物業擬包括一幢37層高辦公室大廈及兩座零售平台，總建築樓面面積約為69,388平方米。由於該物業之建築工程已於近期展開，吾等從董事身上明白，認為借款人須進行融資，為該物業之建築工程提供資金。就此而言，借款人有意動用過渡融資備用貸款，為建築工程及發展該物業提供資金。

(ii) 該物業對 貴公司之重要性

吾等明白，借款人之物業發展業務與 貴公司之核心業務一致。誠如與董事進行討論之結果得知，該物業之完成(須成功為建築工程籌集資金)對借款人之發展與未來前景十分重要，而 貴公司亦會因身為借款人之單一最大股東而從中獲得經濟利益。

在未能籌集所需資金之情況下，該物業之建築工程將不能繼續進行。在這樣之情況下， 貴公司可能會不能享受該位於上海之新物業項目所帶來之收入潛力，而上海目前為中國內地發展最迅速之城市之一。

(iii) 過渡融資備用貸款以外之其他方式

於尋求過渡融資備用貸款前，吾等明白， 貴集團已為開發該物業探討提供資金之其他方式。其他方式包括 貴公司以股東貸款方式向借款人提供財務資助。然而，鑒於借款

人之性質乃純粹為該物業項目而成立之特別目的公司，董事認為，籌集一筆第三方銀行貸款更為實際，並較為符合　貴公司之利益。

與此同時，吾等從董事身上明白，認為籌集港幣銀行貸款較籌集人民幣銀行貸款更具成本效益。於作出有關諮詢後，吾等知悉港幣銀行貸款之利息成本（按於二零零三年十二月二十四日三個月期間香港銀行同業拆息利率約每年0.18厘，加銀行所收取之息差計算），遠低於人民幣銀行貸款之利息成本（按照中國人民銀行將標準利率制定為六個月內到期償還之銀行貸款約5.04厘計算）。

(iv) *將擔保列為過渡融資備用貸款之部分條款之規定*

吾等知悉，借款人於二零零三年下半年開始與該銀行就過渡融資備用貸款進行磋商。吾等獲提供資料，由於　貴公司為借款人之最終控股股東，該銀行特別要求　貴公司於借款人與該銀行就過渡融資備用貸款進行磋商期間，就此作出擔保。據上海市光明律師事務所（獨立第三方）發出予　貴集團之中國法律意見指出，合營夥伴並未符合就中國當地非財務機構按過渡融資備用貸款之比例，向外國公司作出擔保之現行中國法律及規例之有關規定。因此，合營夥伴並未合資格獲國家外滙管理局授予按過渡融資備用貸款之比例作出擔保之有關批文。

在　貴公司未有按過渡融資備用貸款之部分條款作出擔保之情況下，董事確認，該銀行將不會授出過渡融資備用貸款。於香港物業發展行業，董事確認，一間控股公司（如　貴公司）獨自向財務機構提供公司擔保，以促使向該控股公司之附屬公司授出銀行融資額，不只是業內慣例，且屬於一般及商業渠道。儘管　貴公司於借款人中僅擁有35.75%實際應佔股權，借款人為　貴公司之間接附屬公司，而　貴公司有權將借款人之資產與業績綜合處理。實際上，　貴公司對於借款人之董事會及借款人之業務及經營事宜，擁有予以推翻及控制性之影響力。誠如該通函所載之董事會函件（「董事會函件」）所載，借款人之董事會現有十一名董事，其中六名董事由　貴公司擁有65%之志惠有限公司委任，人數佔大多數50%以上。吾等知悉，董事之組成乃按借款人之有關合營合約之條款行事。

按照上述各項，及經考慮特別是　貴公司對借款人擁有之予以推翻及控制性影響力，吾等認為，　貴公司根據過渡融資備用貸款作出擔保從商業角度來說屬有充分理由支持之做法。

(v) 借款人已承擔之業務風險

在進一步評估　貴公司根據過渡融資備用貸款作出擔保從商業角度來說是否屬有充分理由支持之做法時，吾等知悉，　貴公司亦已承擔該物業項目之業務風險。於尋求過渡融資備用貸款前，　貴公司與其他夥伴已就成立借款人而言繳足註冊資本。

股東應注意，過渡融資備用貸款失責及要求　貴公司承兑擔保之風險，與借款人為貴公司之附屬公司所經營之項目面對之業務風險關係密切。

(vi) 貴公司於該物業中之其他利益

董事向吾等指出，　貴公司擁有該物業之獨家命名權，為期五年。就此而言，　貴公司擬將該物業命名為上海嘉華中心。吾等從董事身上了解，　貴公司所擁有之前述命名權，乃標誌著借款人(包括合營夥伴)之少數股東，就　貴公司於發展該物業時於尋找所需資金方面(包括由　貴公司單獨作出擔保)作出之貢獻之認同象徵。

(vii) 貴公司所面對之風險及財務影響

就為發展該物業提供資金而言，相對於股東貸款純粹支出現金，作出擔保將只會涉及　貴公司之一項或然負債(於借款人就過渡融資備用貸款失責時觸發)。

倘借款人未能履行其責任償還過渡融資備用貸款連同其應計利息，　貴公司須就提供擔保而言承擔該筆根據過渡融資備用貸款之負債。就此基準而言，吾等預計，　貴公司須就借款人拖欠過渡融資備用貸款而承擔為數港幣1億元(加任何利息開支或相關費用)之或然負債。吾等知悉，該筆或然負債之金額，相當於(i)　貴集團於二零零二年十二月三十一日之經審核綜合有形資產淨值約港幣2,463,700,000元；及(ii)　貴集團於二零零三年六月三十日之未經審核綜合有形資產淨值約港幣2,470,300,000元之約4%。此外，根據　貴公司截至二零零三年六月三十日止六個月之中期報告，現金及銀行結餘減　貴集團於二零零三年六月三十日之短期貸款及透支達港幣776,000,000元，較根據作出擔保所產生之前述或然負債高。

推薦建議

經考慮上述因素，尤其是下列各項：

(i) 就發展該物業（ 貴公司擁有該物業之單一最大實益權益）作出擔保之商業基準；

(ii) 由 貴公司單獨作出擔保實際上是與該銀行確定過渡融資備用貸款之條款之唯一可行方法之事實；及

(iii) 借款人就過渡融資備用貸款出現失責及要求 貴公司承兑擔保之風險，與借款人所經營之該物業項目面對之業務風險關係密切，及 貴公司已透過借款人（ 貴公司對借款人之經營事務有可予推翻及控制性影響力（包括提取及動用過渡融資備用貸款））承擔該物業項目之業務風險之事實，

吾等得出之結論認為，作出擔保對股東而言屬公平合理，其符合 貴公司及整體股東之利益。

聯交所已向 貴公司授出豁免，毋須嚴格遵守上市規則有關召開股東特別大會以批准作出擔保之規定。由於並無人士須放棄投票及吾等認為作出擔保對股東而言屬公平合理，故 貴公司將不會舉行任何股東特別大會及股東毋須投票表決。

此致

嘉華國際集團有限公司
列位股東 台照

代表
博大資本國際有限公司
董事總經理
關蔭雄
謹啟

二零零四年一月二十六日

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及深信，本通函並無遺漏任何其他事實，以致本通函所載任何聲明有所誤導。

2. 權益披露

(A) 本公司董事及行政總裁之權益

於最後實際可行日期，董事於本公司及其相聯法團（定義見證券及期貨條例第十五部）、嘉華建材有限公司之股份中擁有須根據證券及期貨條例第352條記入該條所指定之股東登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益，及認購本公司及嘉華建材有限公司股份之任何權利及行使該等權利的詳情如下：

(a) 本公司之普通股：

董事姓名	個人權益	家族權益	公司權益	其他權益	合共	佔已發行股本百分比(%)
呂志和	263,644	7,013,966	37,507,971(1)	1,236,885,458(2)	1,281,671,039	64.75
呂耀東	391,163	–	–	1,236,885,458(2)	1,237,276,621	62.51
倫贊球	–	–	–	–	–	–
許淇安	–	–	–	–	–	–
鄧呂慧瑜	4,639,166	–	–	1,236,885,458(2)	1,241,524,624	62.73
鍾逸傑	–	–	–	–	–	–
梁文建	1,170,000	–	–	–	1,170,000	0.06
吳樹熾	–	–	–	–	–	–
黃乾亨	–	–	–	–	–	–
李東海	–	–	–	–	–	–
陳有慶	271,181	–	–	–	271,181	0.01
張惠彬	7,239	–	–	–	7,239	–

(b) 本公司之購股權：

於最後實際可行日期，董事根據本公司於二零零二年五月三十日採納之購股權計劃授出或根據本公司任何其他購股權計劃所持有之購股權詳情如下：

董事姓名	於最後實際可行日期持有之購股權	行使價 (港幣元)	行使期
呂志和	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
倫贊球	500,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,054,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鄧呂慧瑜	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
梁文建	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
黃乾亨	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
李東海	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳有慶	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日

(c) 嘉華建材有限公司之普通股：

	個人權益	家族權益	公司權益	其他權益	合共	佔已發行股本百分比(%)
呂志和	7,969,955	1,447,452	75,778,513[3]	850,514,983[2]	935,710,903	74.33
呂耀東	2,937	–	–	850,514,983[2]	850,517,920	67.56
倫贊球	–	–	–	–	–	–
許淇安	–	–	–	–	–	–
鄧呂慧瑜	1,861,906	–	–	850,514,983[2]	852,376,889	67.71
鍾逸傑	–	–	–	–	–	–
梁文建	–	–	–	–	–	–
吳樹熾	–	–	–	–	–	–
黃乾亨	–	–	–	–	–	–
李東海	–	–	–	–	–	–
陳有慶	62,973	–	–	–	62,973	0.01
張惠彬	1,810	–	–	–	1,810	–

(d) 嘉華建材有限公司之購股權：

於最後實際可行日期，本公司各董事根據嘉華建材有限公司於二零零二年五月三十日採納之購股權計劃授出或根據嘉華建材有限公司任何其他購股權計劃所持有之購股權詳情如下：

董事姓名	於最後實際可行日期持有之購股權	行使價(港幣元)	行使期
呂志和	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鄧呂慧瑜	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
梁文建	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
張惠彬	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

附註：

(1) Best Chance Investments Ltd.及步基證券有限公司分別持有34,503,760股股份及3,004,211股股份，該兩間公司均由呂志和博士控制。

(2) 該等1,236,885,458股股份由全權信託(由呂志和博士作為創立人成立)持有，佔本公司已發行股本三分之一以上。本公司透過一間全資附屬公司持有嘉華建材有限公司股份846,625,308股股份之權益，佔嘉華建材有限公司已發行股本三分之一以上。此外，其中一項上述全權信託持有嘉華建材有限公司3,889,675股股份之權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等全權信託之直接或間接可能受益人，被視為擁有該等信託所持有之本公司該等股份及前述本公司擁有權益之該等嘉華建材有限公司股份之權益。

(3) Best Chance Investments Ltd.持有75,778,513股嘉華建材有限公司股份，該公司由呂志和博士控制。

除上文所披露者外，於最後實際可行日期，概無任何本公司董事及行政總裁於本公司及嘉華建材有限公司之股份、相關股份及債券中擁有須根據證券及期貨條例第十五部知會本公司及聯交所之任何權益或淡倉；或根據證券及期貨條例第352條記入該條所指定的股東登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之任何權益或淡倉。

(B) 主要股東之權益

於最後實際可行日期，就本公司董事及行政總裁所知，根據證券及期貨條例第336條所存置之股東登記冊所示，每名人士(本公司董事或行政總裁除外)擁有之權益如下：

名稱	普通股數目	佔已發行股本百分比(%)
HSBC International Trustee Limited	1,193,975,939[1]	60.32
Marapro Co., Ltd.	187,126,116[2]	9.45
Symmetry Co., Ltd.	187,126,116[2]	9.45
Polymate Co., Ltd.	187,126,116[3]	9.45

附註：

(1) HSBC International Trustee Limited為持有1,193,975,939股股份之全權信託之信託人。

(2) Marapro Co., Ltd.為一名受益人，而Symmetry Co., Ltd.則是一持有187,126,116股股份之權益之信託之受託人。

(3) Polymate Co., Ltd.為持有187,126,116股股份之權益之該等公司之最終控股公司。

上述披露之權益重複如下：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士之間之1,236,885,458股股份，及HSBC International Trustee Limited持有其中1,193,630,181股股份權益；

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士之間之850,514,983股嘉華建材有限公司股份；及

(iii) Marapro Co., Ltd.、Symmetry Co., Ltd.及Polymate Co., Ltd.之間之187,126,116股股份。

除上文所披露者外，於最後實際可行日期，本公司董事及行政總裁並不知悉於本公司主要股東及其他人士之股份或相關股份中擁有須根據證券及期貨條例第十五部知會本公司及聯交所的任何其他權益或淡倉；或根據證券及期貨條例第336條記入該條所指定的股東登記冊的任何權益或淡倉。

3. 重大變動

於最後實際可行日期，董事並不知悉本集團之財務或交易狀況自二零零二年十二月三十一日(即本集團最近期之經審核財務報表之結算日期)起計期間以來有任何重大變動。

4. 專家資格及同意書

下列為提供意見供本通函轉載之專業顧問之資格：

名稱	資格
博大資本	根據證券及期貨條例的持牌法團

博大資本並無擁有本集團任何成員公司之任何股權，或認購或提名他人認購本集團任何成員公司之證券之任何權利(不論是否法定可強制執行)。

博大資本已就本通函之刊行發出同意書，表示同意按本通函所載之形式及涵義轉載其函件及引述其名稱，且迄今並未撤回同意書。

5. 董事之服務合約

於最後實際可行日期，各董事概無與本公司訂立本集團可於一年內不可終止而毋須作出賠償（法定賠償除外）之任何服務合約。

6. 其他事項

(a) 本公司之公司秘書為湯鉅南先生。

(b) 本公司之主要辦事處位於香港北角渣華道191號嘉華國際中心29樓。

(c) 由二零零二年十二月三十一日（即本公司最近期刊發之經審核賬目之結算日）起直至最後實際可行日期為止，董事或獨立財務顧問概無於本集團任何成員公司已收購或出售或租賃，或本集團任何成員公司擬收購、出售或租賃之任何資產中擁有任何直接或間接權益。

(d) 董事概無於於本通函刊發日期仍然生效，且對本集團之業務而言屬重大之任何合約或安排中擁有重大權益。

(e) 本通函之中、英文本如有歧異，概以英文版本為準。

7. 備查文件

下列文件之副本由本通函刊發日期起至二零零四年二月九日（包括該日）止期間任何周日（星期六及公眾假期除外）之一般辦公時間內，在本公司之主要辦事處（地址為香港北角渣華道191號嘉華國際中心29樓）可供查閱：

(a) 本公司之公司組織章程大綱及公司細則；

(b) 博大資本致股東之意見函件，全文載於本通函第9至第13頁；

(c) 本附錄第4段所述博大資本之同意書；及

(d) 過渡貸款協議。

EXHIBIT B

K. WAH INTERNATIONAL HOLDINGS LIMITED

Information required to be made public or
distributed to shareholders under Bermuda law

1. Document : Register of Directors

   Date: Upon incorporation of the Company and at all times during the existence of the Company

   Source of requirement: The Companies Act 1981 of Bermuda (as amended) (the "Companies Act")

2. Document : Register of Members

   Date: Upon incorporation of the Company and at all times during the existence of the Company

   Source of requirement: Companies Act and Bye-laws

3. Closure of the Register of Members of the Company

   Date: Advertised prior to closure of share register

   Source of requirement: Companies Act and Bye-laws

4. Amendments to Memorandum of Association

   Date: Advertised not more than three months prior to application of Minister of Finance for consent. The Memorandum as altered must be filed with the Bermuda Companies Registrar within 21 days of the Special General Meeting amending the Memorandum.

   Source of requirement: Companies Act

5. Document : Notice of alteration of share capital

Date : At the time notice of the special general meeting is given. If the share capital is increased, a Memorandum of Increase must be filed with the Bermuda Companies Registrar within 30 days of the effective date of increase. If the share capital is reduced, a notice of reduction must be published in the official gazette not more than 30 days and not less than 15 days before the effective date of reduction and such notice, together with certain other prescribed documents, must be filed with the Bermuda Companies Registrar within 30 days of the effective date of reduction. In addition, if there is a change in the currency denomination of the share capital or a cancellation of shares not deemed to be a reduction of share capital, notice must be filed with the Bermuda Companies Registrar within 30 days of the date such change in currency or cancellation of shares is effective.

Source of requirement : Companies Act

6. Document : Notice of change of name

Date : Advertised not more than 3 months before application to change name is made to the Registrar.

Source of requirement : Companies Act

7. Document : Prospectus (public offering of shares)

Date : Prior to publication and, if there is a continuous offering, every calendar year from the date of last issue of the prospectus or such other period as may be granted by the Bermuda Registrar of Companies.

Source of requirement : Companies Act

8. Document : Documents relating to the winding-up of the Company

Date : As required in connection with commencement of the winding-up

Source of requirement : Part XIII of the Companies Act

9. Document : Notification to the Registrar of Companies of the occurrence of certain notifiable events

Date : Before or soon after the occurrence of the event

Source of requirement : Companies Act

10. Document : Auditor's Report and financial statements

Date : Minimum of 7 days prior to the annual general meeting.

Source of requirement : Companies Act

11. Document : Notices of Shareholders Meetings

Date : At least 5 days prior to the meeting.

Source of requirement : Companies Act

K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION
PROVISION OF GUARANTEE IN RESPECT OF BRIDGING LOAN FACILITY FROM A BANK TO A NON-WHOLLY OWNED SUBSIDIARY

On 24th December 2003, the Borrower entered into the Bridging Loan Agreement with the Bank for the Bridging Loan Facility under which the Company shall provide the Bank with the Guarantee.

Provision of the Guarantee by the Company amounts to financial assistance to be given to a non-wholly owned subsidiary of the Company and hence will constitute a connected transaction of the Company under Rule 14.26(6)(a) of the Listing Rules. Accordingly, the provision of the Guarantee is subject to the approval of the Shareholders. The Discretionary Trust is interested in approximately 53.1% of the issued share capital of the Company. A written certificate has been issued by the registered Shareholder holding approximately 53.1% of the total issued share capital of the Company on behalf of the Discretionary Trust approving the provision of the Guarantee. The Company had applied to the Stock Exchange for a waiver from full compliance with Rule 14.26(6) of the Listing Rules in relation to the requirement of convening a special general meeting. Subject to the Stock Exchange granting this waiver, no special general meeting will be convened for the purpose of approving the Guarantee.

The Company will send to the Shareholders a circular containing, amongst other things, details of the provision of the Guarantee and the letter from the independent financial adviser to the Shareholders for their information and consideration as soon as possible.

THE GUARANTEE

Pursuant to the terms of the Bridging Loan Agreement, the Company shall provide the Bank with a corporate guarantee to secure the obligations of the Borrower in respect of a bridging loan facility to the extent of HKD100 million.

THE BRIDGING LOAN FACILITY

Parties

Borrower :	Shanghai Jia Hui Da Real Estate Development Co., Ltd., an indirect non-wholly owned subsidiary of the Company (in which the Company has an effective 35.75% attributable equity interest). For the relationship between the Company and the Borrower, please refer to the paragraph headed "The Corporate Structure of the Borrower" below
Lender :	The Development Bank of Singapore Ltd., Shanghai Branch, which is an Independent Third Party
Bridging Loan Facility :	A bridging loan facility of up to HKD100 million
Maturity :	3 months from the date of drawdown pursuant to the Bridging Loan Agreement
Purpose :	To finance the development and operating cost of the Property
Key security :	Unconditional and irrevocable corporate guarantee from the Company. No fee will be payable to the Company for the provision of the Guarantee.
Interest :	Normal commercial interest rate through arm's length negotiation with the Bank

THE CORPORATE STRUCTURE OF THE BORROWER


The Company
100%
Nissho Iwai Hong Kong Corporation Ltd. (incorporated in HK)
Tidefull Investment Ltd. (incorporated in Liberia)
Ragon (incorporated in BVI)
7%
28%
65%
SVA Electron Co., Ltd. (incorporated in PRC)
Shanghai Xu Fang (Group) Co., Ltd. (incorporated in PRC)
Chely Well Ltd. (incorporated in HK)
30%
15%
55%
The Borrower (Sino-foreign equity joint venture) (incorporated in PRC)

The Company, through a number of intermediate holding companies, is interested in the entire issued share capital of Ragon which in turn owns 65% of the issued share capital of Chely Well Limited. Chely Well Limited holds 55% equity interest in the Borrower. The Company has an effective 35.75% attributable equity interest in the Borrower which is consolidated in the Company's accounts and treated as a subsidiary of the Company. The balance of the 64.25% attributable equity interest in the Borrower is held:

(i) as to 30% and 15% by each of two JV Partners who are connected persons (as defined in the Listing Rules) of the Company by reason only of their substantial shareholding in the Borrower;

(ii) as to 15.4% by Tidefull Investment Limited who is a connected person (as defined in the Listing Rules) of the Company by reason only of its substantial shareholding in Chely Well Ltd., being a subsidiary of the Company; and

(iii) as to 3.85% by Nissho Iwai Hong Kong Corporation Limited who is an Independent Third Party.

The Borrower is a sino-foreign equity joint venture established in the PRC in 1993. The principal asset of the Borrower is the Property.

REASONS FOR AND BACKGROUND OF THE PROVISION OF THE GUARANTEE

The principal activities of the Group are property investment and development in Hong Kong, mainland China and Singapore as well as, through its interest in a listed subsidiary, K. Wah Construction Materials Limited (as to approximately 67%), the manufacture, sale and distribution of construction materials and quarrying in Hong Kong and mainland China.

The current principal business of the Borrower is the development of the Property and construction works of the Property are in place as at the date hereof. It is presently intended that upon completion of the Property, the Borrower would continue to hold the Property mainly for rental purposes *as long-term investments for which rental income will be received*. The Borrower intends to utilise the Bridging Loan Facility to finance the development of the Property. The Bridging Loan Facility represents less than 10% of the expected total development costs of the Property. Further, the Borrower is negotiating with the Bank for a long-term loan facility to finance the remaining development cost of the Property. The Directors consider that the proposed long-term loan facility would be secured by the provision of a corporate guarantee by the Company and replace the short-term Bridging Loan Facility as long as the negotiation between the Bank and the Borrower in respect of the legal documentation relating to the said long-term loan facility can be concluded. In the unlikely event that the said negotiation falls through, the Borrower would negotiate with other banks for bank borrowings. Further announcement will be made pursuant to the Listing Rules as and when appropriate.

Prior to the solicitation of the Bridging Loan Facility, the Group has explored alternative means of funding for the development of the Property. The alternative means include a proposed financial assistance by the Company to the Borrower in the form of shareholders' loans. However, given the business nature of the Borrower and having considered the interest rate of bank loan in HKD is substantially lower than that in RMB by approximately 4% to 5%, the Directors, including independent non-executive Directors, consider that raising a third party loan from a bank in HKD is the most practical and cost-effective means of funding for the development of the Property. Further, the Directors consider the provision of the Guarantee would facilitate the granting of the Bridging Loan Facility for financing the development of the Property and thus expedite the progress of the development of the Property. Within the property development industry, the Directors, including independent non-executive Directors, believe that it is not only an industry practice but also a normal and commercial means for a given holding company (such as the Company) alone to provide corporate guarantees to financial institutions for facilitating the granting of bank facilities to subsidiaries of that holding company in which that holding company has majority control. There are currently 11 directors in the board of directors of the Borrower, out of which 6 directors are appointed by Chely Well Limited which are owned by the Company as to 65%. Effectively, the Company has overriding and controlling influence over the board of directors of the Borrower and over the business and operational affairs of the Borrower. Under the Bridging Loan Facility which is denominated in HKD, it is highly difficult, if not infeasible at all, for the JV Partners which are PRC enterprises to provide corporate guarantees given the foreign exchange restrictions prevailing in the PRC.

The Directors, including independent non-executive Directors, consider that the completion of the Property and the successful procurement of the Bridging Loan Facility are essential to the development and future prospect of the Borrower, from which the Company shall derive economic benefits as its single largest shareholder. The Directors further believe that the provision of the Guarantee (which forms part of the terms agreed under the Bridging Loan Facility) will only involve secondary obligation to the Company (upon default of the Borrower) as opposed to an outright cash payment as in the case of shareholders' loans. The Directors, including independent non-executive Directors, consider that the Company, if called upon, will be able to repay the outstanding amount by its internal resources pursuant to the Guarantee and there would not be any material adverse financial impact on the Company's cashflow and operation. The Directors, including the independent non-executive Directors, consider that *the terms of the Bridging Loan Facility and the Guarantee are fair and reasonable as far as the* Shareholders are concerned.

GENERAL

Provision of the Guarantee by the Company amounts to financial assistance to be given to a non-wholly owned subsidiary of the Company and hence will constitute a connected transaction of the Company under Rule 14.26(6)(a) of the Listing Rules. Accordingly, the provision of the Guarantee is subject to the approval of the Shareholders. So far as the Directors are aware, neither the Shareholders (including the controlling Shareholders) nor the Directors or their respective associates has any interest in the provision of the Guarantee and is required to abstain from voting at the special general meeting of the Company should it be required. The Discretionary Trust is interested in approximately 53.1% of the issued share capital of the Company. A written certificate has been issued by the registered Shareholder holding approximately 53.1% of the issued share capital of the Company on behalf of the Discretionary Trust approving the provision of the Guarantee. The Company had applied to the Stock Exchange for a waiver from full compliance with Rule 14.26(6) of the Listing Rules in relation to the requirement of convening a special general meeting. Subject to the Stock Exchange granting this waiver, no special general meeting will be convened for the purpose of approving the Guarantee.

An independent financial adviser will be appointed for advising the Shareholders in respect of the provision of the Guarantee. The Company will send to the Shareholders a circular containing, amongst other things, details of the provision of the Guarantee and the letter from the independent financial adviser to the Shareholders for their information and consideration as soon as possible.

TERMS USED IN THIS ANNOUNCEMENT

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"associates"	as defined under the Listing Rules
"Bank"	The Development Bank of Singapore Ltd., Shanghai Branch
"Borrower"	Shanghai Jia Hui Da Real Estate Development Co. Ltd., a sino-foreign equity joint venture established in the PRC and an indirect non-wholly subsidiary of the Company. For the relationship between the Company and the Borrower, please refer to the paragraph headed "Corporate Structure of the Borrower" of this announcement
"Board"	*the board of Directors*
"Bridging Loan Agreement"	a bridging loan agreement dated 24 December 2003 between the Bank and the Borrower in respect of the Bridging Loan Facility
"Bridging Loan Facility"	the bridging loan facility for the sum of HKD100 million
"BVI"	British Virgin Islands
"Company"	K. Wah International Holdings Limited, a company incorporated in Bermuda the shares of which are listed on the Stock Exchange
"Directors"	directors of the Company, including independent non-executive directors
"Discretionary Trust"	a discretionary family trust, in which Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, being the executive Directors, are interested as direct or indirect discretionary beneficiaries
"Guarantee"	the corporate guarantee in respect of the Bridging Loan Facility to be provided by the Company to the Bank guaranteeing the performance by the Borrower of its repayment obligation under the Bridging Loan Facility
"HK"	Hong Kong Special Administrative Region
"HKD"	*Hong Kong dollars, the lawful currency of Hong Kong*
"Independent Third Party"	independent third party not connected with the Company, any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates as defined in the Listing Rules
"JV Partners"	上海廣電電子股份有限公司 (SVA Electron Co., Ltd.) and 上海徐房(集團)有限公司 (Shanghai Xu Fang (Group) Co., Ltd.), companies established in the PRC who together have an aggregate equity interest of 45% in the Borrower
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Property"	an office-cum-retail development project comprising a 37-storey office building and two blocks of retail podium with a total gross floor area of approximately 69,388 square metres known as Shanghai K. Wah Centre located at the junction of Huaihai Road and Xiangyang Road, Shanghai, the PRC and fully and beneficially owned by the Borrower
"Ragon"	Ragon Properties Limited, a company incorporated in the British Virgin Islands and a subsidiary indirectly 100% owned by the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	the holder(s) of the Shares
"Shares"	share(s) of HKD0.1 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 2 January 2004

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

關連交易
為該銀行向一間非全資附屬公司提供之過渡融資備用貸款作出擔保

於二零零三年十二月二十四日，借款人與該銀行為過渡融資備用貸款訂立過渡貸款協議，據此，本公司須向該銀行作出擔保。

本公司作出擔保，具備向本公司之一間非全資附屬公司提供財務資助之涵義，根據上市規則第14.26(6)(a)條，將構成本公司之一項關連交易。因此，作出擔保須獲得股東之批准，始可作實。一項全權信託於本公司之已發行股本持有約53.1%權益。代表全權信託於本公司已發行股本總額持有約53.1%權益之登記股東，已發出證明書批准作出擔保。本公司已向聯交所申請，豁免毋須全面遵守上市規則第14.26(6)條有關召開股東特別大會之規定。待聯交所授出此項豁免，將不會就批准擔保召開股東特別大會。

本公司將向各股東盡快寄發一份通函，載有(其中包括)作出擔保之詳情及獨立財務顧問致股東之函件，供彼等參考及考慮。

擔保

根據過渡貸款協議之條款，本公司須向該銀行提供公司擔保，以確保借款人履行有關過渡融資備用貸款之責任，為數港幣1億元。

過渡融資備用貸款

訂約方

借款人：	上海嘉滙達房地產開發經營有限公司，本公司一間間接非全資附屬公司(本公司實益持有35.75%之有效股權權益)。就本公司與借款人之關係而言，請參閱下文「借款人之公司架構」一段
放款人：	星展銀行有限公司上海分行，一名獨立第三方
過渡融資備用貸款：	最高達港幣1億元之過渡融資備用貸款
期限：	由根據過渡貸款協議提款之日起計三個月
目的：	為該物業之發展及營運成本融資
主要抵押：	本公司作出之無條件及不可撤回公司擔保。本公司將毋須就作出擔保支付任何費用。
利息：	與該銀行按公平交易原則進行磋商而釐定之一般商業利率

借款人之公司架構


本公司
100%
Nissho Iwal Hong Kong Corporation Ltd.
(於香港註冊成立)
Tidefull Investment Ltd.
(於利比里亞註冊成立)
Ragon
(於英屬處女群島註冊成立)
7%
28%
65%
上海廣電電子股份有限公司
(於中國註冊成立)
上海徐房(集團)有限公司
(於中國註冊成立)
志惠有限公司
(於香港註冊成立)
30%
15%
55%
借款人
(中外合資經營企業)
(於中國註冊成立)

董事(包括獨立非執行董事)認為，完成該物業及圓滿促成過渡融資備用貸款，對於借款人之發展及未來前景至為重要，而本公司作為其單一最大股東，將會從借款人獲得經濟利益。董事進一步相信，提供擔保(組成根據過渡融資備用貸款協定條款之一部分)對本公司而言，僅涉及於借款人失責時承擔之次級債務，反過來說採用股東貸款的融資方式就須股東即時提供現金。董事(包括獨立非執行董事)認為，本公司(倘被催繳)將有能力以內部資源根據擔保償還未償還數額，及不會對本公司之現金流量及營運構成任何重大不利影響。董事(包括獨立非執行董事)認為，過渡融資備用貸款及擔保之條款，對股東而言屬公平合理。

一般資料

本公司作出擔保，具備向本公司之一間非全資附屬公司提供財務資助之涵義，根據上市規則第14.26(6)(a)條，將構成本公司之一項關連交易。因此，作出擔保須獲得股東之批准，始可作實。據董事所知，股東(包括控股股東)或董事並無於作出擔保方面涉及任何利益而因此須要在本公司之股東特別大會(如需召開)上放棄投票。一項全權信託於本公司之已發行股本持有約53.1%權益。代表全權信託於本公司已發行股本總額持有約53.1%權益之登記股東，已發出證明書批准作出擔保。本公司已向聯交所申請，豁免毋須全面遵守上市規則第14.26(6)條去召開股東特別大會之規定。倘聯交所授出此項豁免，將不會就批准擔保召開股東倘特別大會。

本公司將委任一名獨立財務顧問，就作出擔保向股東提供意見。本公司將向各股東盡快寄發一份通函，載有(其中包括)作出擔保之詳情及獨立財務顧問致股東之函件，供彼等參考及考慮。

本公佈所用之詞彙

除文義另有指明者外，於本公佈內，下列詞彙具有以下涵義：

「聯繫人」	指	定義見上市規則
「該銀行」	指	星展銀行有限公司上海分行
「借款人」	指	上海嘉滙達房地產開發經營有限公司，於中國成立之中外合資經營企業及本公司之間接非全資附屬公司。有關本公司與借款人之關係，請參閱本公佈「借款人之公司架構」一段
「董事會」	指	董事會

目的： 為該物業之發展及營運成本融資

主要抵押： 本公司作出之無條件及不可撤回公司擔保。本公司將毋須就作出擔保支付任何費用。

利息： 與該銀行按公平交易原則進行磋商而釐定之一般商業利率

借款人之公司架構



本公司
100%
Nissho Iwai Hong Kong Corporation Ltd.
(於香港註冊成立)
Tidefull Investment Ltd.
(於利比里亞註冊成立)
Ragon
(於英屬處女群島註冊成立)
7%
26%
65%
上海廣電電子股份有限公司
(於中國註冊成立)
上海徐房(集團)有限公司
(於中國註冊成立)
志惠有限公司
(於香港註冊成立)
30%
15%
55%
借款人
(中外合資經營企業)
(於中國註冊成立)

本公司透過數家中介控股公司持有Ragon之全部已發行股本權益，而Ragon則持有志惠有限公司之已發行股本65%，志惠有限公司持有借款人之55%股權。本公司實益持有借款人35.75%之有效股權權益，借款人之賬目將與本公司賬目綜合處理，而借款人被視為本公司之一間附屬公司。借款人餘下64.25%之有效股權由以下人士持有：

(i) 兩名合營夥伴各自持有30%及15%，彼等僅由於在借款人擁有主要股權而屬於本公司之關連人士(定義見上市規則)；

(ii) Tidefull Investment Limited持有15.4%，Tidefull Investment Limited僅由於擁有志惠有限公司(本公司之附屬公司)之主要股權而屬於本公司之關連人士(定義見上市規則)；及

(iii) Nissho Iwai Hong Kong Corporation Limited持有3.85%，Nissho Iwai Hong Kong Corporation Limited為一名獨立第三方。

借款人為於一九九三年在中國成立之中外合資經營企業。借款人之主要資產為該物業。

作出擔保之原因及背景

本集團在香港、中國內地和新加坡主要從事物業投資及發展，並透過其一家上市附屬公司嘉華建材有限公司(持有約67%股權)，在香港和中國內地從事建築材料生產、銷售及分銷，以及在香港及中國內地經營石礦場。

借款人目前主要從事發展該物業，及於本公佈刊發日期該物業已展開之建築工程。目前計劃於該物業落成時，借款人將繼續持有該物業主要作租賃用途，收取租金收入作為長期投資。借款人計劃動用過渡融資備用貸款，為該物業之發展融資。過渡融資備用貸款相當於該物業預期總開發成本10%以下。此外，借款人現正與該銀行商討，為該物業之餘下開發成本提供長期融資備用貸款。董事認為，建議長期融資備用貸款將由本公司作出公司擔保，並於該銀行與借款人就有關上述長期融資備用貸款之法律文件已簽訂時，將取代短期過渡融資備用貸款。倘上述商談未能達成(發生之可能性為甚低)，則借款人將與其他銀行為銀行借款商討。本公司將會根據上市規則規定於適當時候再刊發公佈。

於尋求過渡融資備用貸款前，本集團已為開發該物業探討提供資金之其他方式。其他方式包括本公司以股東貸款方式建議向借款人提供財務資助。然而，鑒於借款人之業務性質，並考慮到港幣銀行貸款之利率遠低於人民幣銀行貸款之利率約4%至5%，董事(包括獨立非執行董事)認為，向銀行籌集港幣第三方貸款，乃為開發該物業提供資金之最切實可行及最符合成本效益之方式。此外，董事認為，提供擔保可促使授出過渡融資備用貸款，為開發該物業提供融資，繼而加快開發該物業之進度。於物業發展行業，董事(包括獨立非執行董事)相信，一間控股公司(如本公司)獨自向財務機構提供公司擔保，以促使向該控股公司之附屬公司(該控股公司持有其大部分控制權)授出銀行融資額，乃業內慣例，且屬於一般及商業渠道。借款人之董事會現有十一名董事，其中六名由本公司擁有65%之志惠有限公司委任。實際上，本公司對於借款人之董事會及借款人之

召開)上放棄投票。一項全權信託於本公司之已發行股本持有約53.1%權益。代表全權信託於本公司已發行股本總額持有約53.1%權益之登記股東，已發出證明書批准作出擔保。本公司已向聯交所申請，豁免毋須全面遵守上市規則第14.26(6)條去召開股東特別大會之規定。倘聯交所授出此項豁免，將不會就批准擔保召開股東倘特別大會。

本公司將委任一名獨立財務顧問，就作出擔保向股東提供意見。本公司將向各股東盡快寄發一份通函，載有(其中包括)作出擔保之詳情及獨立財務顧問致股東之函件，供彼等參考及考慮。

本公佈所用之詞彙

除文義另有指明者外，於本公佈內，下列詞彙具有以下涵義：

「聯繫人」	指	定義見上市規則
「該銀行」	指	星展銀行有限公司上海分行
「借款人」	指	上海嘉滙達房地產開發經營有限公司，於中國成立之中外合資經營企業及本公司之間接非全資附屬公司。有關本公司與借款人之關係，請參閱本公佈「借款人之公司架構」一段
「董事會」	指	董事會
「過渡貸款協議」	指	該銀行與借款人於二零零三年十二月二十四日就過渡融資備用貸款訂立之過渡貸款協議
「過渡融資備用貸款」	指	為數合共港幣1億元之過渡融資備用貸款
「英屬處女群島」	指	英屬處女群島
「本公司」	指	嘉華國際集團有限公司，一間於百慕達註冊成立之公司，其股份於聯交所上市
「董事」	指	本公司之董事，包括獨立非執行董事
「全權信託」	指	執行董事呂志和博士、呂耀東先生及鄧呂慧瑜女士為直接或間接全權信託受益人之一項全權家族信託
「擔保」	指	本公司就過渡融資備用貸款提供予該銀行之公司擔保，擔保借款人履行於過渡融資備用貸款下之還款責任
「香港」	指	香港特別行政區
「港幣」	指	香港法定貨幣港幣
「獨立第三方」	指	與本公司、本公司或其任何附屬公司之任何董事、行政總裁或主要股東或彼等各自之聯繫人(定義見上市規則)概無關連之獨立第三方
「合營夥伴」	指	上海廣電電子股份有限公司及上海徐房(集團)有限公司，為於中國成立之公司，合共持有借款人45%股本權益
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「該物業」	指	辦公室連零售發展項目，包括一幢37層高辦公室大廈及兩座零售平台，總建築樓面面積約為69,388平方米，名為上海嘉華中心，位於中國上海淮海中路及襄陽北路交界，由借款人全資實益擁有
「Ragon」	指	Ragon Properties Limited，於英屬處女群島註冊成立之公司及本公司間接擁有100%權益之附屬公司
「人民幣」	指	中國法定貨幣人民幣
「股東」	指	股份之持有人
「股份」	指	本公司股本中每股面值港幣0.1元之股份
「聯交所」	指	香港聯合交易所有限公司
「%」	指	百分比

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM SCRIP DIVIDEND WITH CASH OPTION FOR THE SIX MONTHS ENDED 30TH JUNE 2003

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the interim scrip dividend for the six months ended 30th June 2003 is HK$1.0906.

Further to the circular to shareholders of K. Wah International Holdings Limited (the "Company") dated 10th October 2003 describing arrangements for the payment of the interim scrip dividend of HK$0.01 per ordinary share of HK$0.10 each of the Company ("Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$1.0906.

The discounted market value is HK$1.0906, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 13th October 2003 to 17th October 2003, both days inclusive, which was HK$1.148, less five per cent discount, rounding down such figure to four decimal places as stated in the circular of the Company dated 10th October 2003.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held on 10th October 2003 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{HK\$1.0906}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six months ended 30th June 2003, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.01 per Share will be posted to shareholders at their own risk on 21st November 2003.

Shareholders who wish to receive all or part of their interim dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Branch Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 7th November 2003. Dealings in the new Shares to be allotted as the interim scrip dividend will commence on 24th November 2003.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 17th October 2003

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

截至二零零三年六月三十日止六個月之中期以股代息(附有選擇現金之權利)

用以計算配發予本公司股東作為截至二零零三年六月三十日止六個月之中期以股代息之新股份數目之折讓市值為每股港幣1.0906元。

繼於二零零三年十月十日致K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)股東概述以股代息之安排之通函後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.01元代息股份數目之折讓市值為每股股份港幣1.0906元。

該折讓市值為港幣1.0906元，如本公司於二零零三年十月十日刊發之通函所述，乃由二零零三年十月十三日起至二零零三年十月十七日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價港幣1.148元再折讓百分之五(約數至小數點後四個位)。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部分股權可收取下列數目之代息股份：

於二零零三年十月十日持有未有選擇收取現金之股份數目 X 港幣0.01元 / 港幣1.0906元

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零三年六月三十日止六個月之中期股息除外)，可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不予配發，其利益撥歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.01元之股息單將於二零零三年十一月二十一日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部分以現金收取中期股息以代替新股份，務須於二零零三年十一月七日下午四時前將選擇表格填妥並交回本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。將予配發作為中期以股代息之新股份預期將於二零零三年十一月二十四日開始買賣。

承董事會命
公司秘書
湯鉅南

香港，二零零三年十月十七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Managing Director)*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Eddie Hui Ki On, GBS, CBE, QPM, CPM
Paddy Tang Lui Wai Yu

Non-executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Alex Wu Shu Chih, CBE, LLD, JP*
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH*
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

10th October 2003

To the Shareholders,

Dear Sir or Madam,

Interim Scrip Dividend with Cash Option for the Six Months Ended 30th June 2003

Introduction

It was resolved by the directors of K. Wah International Holdings Limited (the "Company") on 17th September 2003 that an interim dividend for the six months ended 30th June 2003 of HK$0.01 per issued share of the Company of HK$0.10 each (a "Share") be paid to shareholders

whose names appear on the registers of members on 10th October 2003. It was also resolved that such dividend should be satisfied by way of scrip dividend by an allotment of new Shares credited as fully paid in accordance with the Memorandum of Association and Bye-Laws of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend.

Particulars of the Interim Dividend

Shareholders have the following choices in respect of the interim dividend:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of interim dividend which Shareholders could elect to receive in cash in respect of HK$0.01 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) interim dividend of HK$0.01 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 13th October 2003 to 17th October 2003 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 17th October 2003 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 20th October 2003. **The last day on which shareholders will be entitled to make their choices of the above alternatives is 7th November 2003.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 10th October 2003 and for which elections to receive the interim dividend in cash are not lodged with the Company's branch share registrars in Hong Kong on or before 7th November 2003, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 10th October 2003 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six months ended 30th June 2003 and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the interim dividend in cash were received in respect of all the existing Shares registered as at 10th October 2003, the total cash dividend payable by the Company would be approximately HK$19,630,000.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advices.

The Company, being an exempted company incorporated in Bermuda, has been designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or any of its operations or Shares, debentures or other obligations of the Company provided that such assurance shall not be construed as to

(i) prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda;

(ii) prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to the land leased to the Company.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the interim dividend for the six months ended 30th June 2003 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 7th November 2003.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, before 4:00 p.m. on 7th November 2003.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of the interim dividend for the six months ended 30th June 2003. No person receiving in any territory outside Hong Kong a copy of this circular and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. Your Board will exercise the discretion granted to it under the Bye-Laws of the Company not to allot New Shares as dividend to the shareholders with registered addresses in territories outside Hong Kong where, in the opinion of the Directors, it would or might, be unlawful or impracticable to allot New Shares in such places in satisfaction of the interim dividend for the six months ended 30th June 2003. These shareholders will receive such dividend and all future dividends wholly in cash. No Forms of Election will be sent to such shareholders.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Company's Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbrokers or other professional advisers for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares of the Company listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 21st November 2003 and dealings in such Shares will commence on 24th November 2003. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 21st November 2003, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

此乃要件　請即處理

閣下如對本通函任何部分或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之K. Wah International Holdings Limited嘉華國際集團有限公司股份，應立即將本通函及附奉之選擇表格（如適用）送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc（主席）
呂耀東（董事總經理）
倫贊球（副董事總經理）
許淇安，GBS，CBE，QPM，CPM
鄧呂慧瑜

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
吳樹熾博士，CBE，LLD，太平紳士*
黃乾亨博士，GBS，太平紳士，LLD，DH*
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啓者：

截至二零零三年六月三十日止六個月
之中期以股代息（附有選擇現金之權利）

緒言

K. Wah International Holdings Limited嘉華國際集團有限公司（「本公司」）董事會於二零零三年九月十七日，決議派發截至二零零三年六月三十日止六個月之中期股息，本

公司每股面值港幣0.10元之已發行股份(「股份」)港幣0.01元予二零零三年十月十日名列股東名冊上之股東。同時亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部分收取現金以替代股份股息。

中期股息詳情

有關此次中期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股(「新股」)，獲發新股之總折讓市值(定義見下文)相等於股東應可選擇收取現金股息每股港幣0.01元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派中期股息現金港幣0.01元；或

(iii) 部分收取新股及部分收取現金。

為計算應配發新股之數目，每股新股之折讓市值(「折讓市值」)指由二零零三年十月十三日起至二零零三年十月十七日止(首尾兩天計算在內)五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百分之五(只計算至小數點後四個數字)。因此，須待二零零三年十月十七日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零三年十月二十日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零三年十一月七日。**

若股東未有於二零零三年十一月七日或以前將選擇表格交回本公司於香港之股份過戶登記分處以選擇收取現金作中期股息，則就其名下於二零零三年十月十日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \frac{\text{於二零零三年十月十日}}{\text{持有未有選擇收取現金之現有股數}} \times \frac{\text{港幣0.01元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益(截至二零零三年六月三十日止六個月之中期股息除外)，可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部分股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零三年十月十日已登記之全部現有股份，均收取現金作中期股息，則本公司須支付之現金股息總額將約為港幣19,630,000元。

本公司股東務請留意，以股代息可引致一些股東(其或有須具報權益)須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

作為一間於百慕達註冊成立之受豁免公司，就百慕達金融管制而言，本公司已被指定為非定居公司，並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此，倘百慕達通過任何法例以實行按照溢利或收入，或任何資本資產、收益或增值，或遺產稅或繼承稅項性質計徵任何稅項，則任何該稅項將不適用於本公司或其業務運作或股份、本公司債券或其他債務，唯此項保證將不被視為

(i) 防止應用此稅項於任何定居於百慕達之人士；

(ii) 防止應用於依據一九六七年土地稅項法(Land Tax Act, 1967)而應繳之任何稅項或其他因租賃土地予本公司而應繳之稅項。

選擇表格

隨函附奉選擇表格。**倘　閣下擬按上述基準獲配發新股份作為　閣下有權收取之截至二零零三年六月三十日止六個月之全數中期股息，則毋須辦理任何手續。惟倘　閣下擬全數收取現金以代替新股作為股息，或部分以現金，而餘額以配發新股份作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零三年十一月七日下午四時交回香港皇后大道東183號合和中心17樓1712-1716室本公司之股份過戶登記分處香港中央證券登記有限公司。**倘　閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘　閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下，　閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。　閣下可選擇填交選擇表格，使　閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記分處接獲書面通知撤銷該項選擇指示為止。　閣下不得就名下部分股份固定選擇長期收取現金股息。

選擇表格不會寄予之前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零三年十一月七日下午四時前與本公司於香港之股份過戶登記分處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零三年六月三十日止六個月之中期股息。任何於香港以外地區之人士如接獲本通函及／或選擇表格，概不得將有關文件視作向其發出之邀請(若該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定則除外)。

股份並未根據香港以外任何司法地區之適用證券規例登記。董事會可行使其根據本公司之公司細則獲授予之酌情權，不向其登記地址乃在香港以外且董事認為配發新股作為股息，可能或將屬違法或不可行之地區之股東配發新股作為截至二零零三年六月三十日止六個月之中期股息。該等股東收取之該項股息及日後收取之所有股息將全數以現金派發。彼等將不會獲發給選擇表格。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣本公司股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，本公司股份之任何部分概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零三年十一月二十一日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零三年十一月二十四日開始買賣。倘在極不可能之情況下，新股於二零零三年十一月二十一日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部分收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。　閣下如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東　台照

主席
呂志和博士
謹啓

二零零三年十月十日

K. WAH INTERNATIONAL HOLDINGS LIMITED

Interim Report 2003



Contents

Interim Results and Interim Dividend

INTERIM RESULTS

The Directors of K. Wah International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2003 together with comparative figures for the corresponding period last year as follows:

The Group's turnover for the six months ended 30th June 2003 was HK$1,639,375,000, an increase of HK$497,546,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2003 amounted to HK$44,551,000, a decrease of HK$11,737,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 1 cent per ordinary share, totalling HK$19,628,000 for the six months ended 30th June 2003 to shareholders whose names appear on the registers of members of the Company at the close of business on 10th October 2003. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend (six months ended 30th June 2002: an interim scrip dividend with cash option of 1 cent per ordinary share, totalling HK$18,964,000 was paid). A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

Consolidated Profit and Loss Statement

For The Six Months Ended 30th June 2003

	Note	2003 HK$'000	2002 HK$'000
Turnover	2	**1,639,375**	1,141,829
Costs of sales		**(1,539,533)**	(1,003,450)
Gross profit		**99,842**	138,379
Other revenues		**9,958**	4,934
Other operating income		**42,973**	10,650
Administrative expenses		**(61,774)**	(59,736)
Other operating expenses		**(26,488)**	(10,666)
Operating profit	2 & 3	**64,511**	83,561
Finance costs		**(9,835)**	(2,114)
Share of profits less losses of			
Jointly controlled entities		**23,756**	683
Associated companies		**341**	(1,985)
Profit before taxation		**78,773**	80,145
Taxation	4	**(20,286)**	(10,037)
Profit after taxation		**58,487**	70,108
Minority interests		**(13,936)**	(13,820)
Profit attributable to shareholders		**44,551**	56,288
Interim dividend		**19,628**	18,964
		HK cents	*HK cents*
Earnings per share	5	**2.3 ¢**	3.0 ¢

Consolidated Balance Sheet

At 30th June 2003

	Note	30th June 2003 HK$'000	31st December 2002 HK$'000
Non-current assets			
Fixed assets		**1,134,983**	1,091,920
Jointly controlled entities		**600,853**	537,841
Associated companies		**15,585**	15,244
Other non-current assets		**423,615**	303,491
		2,175,036	1,948,496
Current assets			
Development properties		**2,624,151**	3,490,159
Inventories		**55,018**	42,625
Debtors and prepayments	8	**522,684**	521,590
Taxation recoverable		**17,277**	12,683
Other investments		**68,804**	62,404
Cash and bank balances		**937,251**	686,409
		4,225,185	4,815,870
Current liabilities			
Creditors and accruals	9	**498,061**	523,505
Current portion of long-term liabilities	12	**350,363**	693,469
Short-term bank loans and overdrafts		**160,888**	153,767
Taxation payable		**25,063**	8,489
Dividend payable		**38,412**	—
		1,072,787	1,379,230
Net current assets		**3,152,398**	3,436,640
		5,327,434	5,385,136
Financed by:			
Share capital	10	**192,059**	191,955
Reserves	11	**2,278,191**	2,271,700
Shareholders' funds		**2,470,250**	2,463,655
Minority interests		**1,119,113**	1,102,215
Long-term liabilities	12	**1,723,098**	1,800,916
Non-current liabilities		**14,973**	18,350
		5,327,434	5,385,136

Consolidated Cash Flow Statement

For The Six Months Ended 30th June 2003

	2003 HK$'000	2002 HK$'000
Net cash from/(used in) operating activities	787,895	(165,497)
Net cash used in investing activities	(126,648)	(80,365)
Net cash (used in)/from financing activities	(405,533)	480,249
Net increase in cash and bank balances	255,714	234,387
Cash and bank balances at beginning of period	681,548	654,580
Changes in exchange rates	(11)	(76)
Cash and bank balances at end of period	937,251	888,891

Consolidated Statement of Changes in Equity

For The Six Months Ended 30th June 2003

	2003	2002
	HK$'000	*HK$'000*
Balance at beginning of the period	**2,463,655**	2,384,070
Exchange differences arising on translation of overseas operation	**22**	(108)
Issue of shares upon exercise of share options	**434**	2,178
Profit for the period	**44,551**	56,288
Dividends	**(38,412)**	(22,672)
Balance at end of the period	**2,470,250**	2,419,756

1. **ACCOUNTING POLICIES**

The financial statements have been prepared under historical cost convention as modified by the revaluation of certain investments and properties, and in accordance with generally accepted accounting principles in Hong Kong. The interim financial information has been presented in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

In 2003, the Group has adopted the revised SSAP 12 "Income Taxes". The effect of such change to the results of the period is not material and details of this change in accounting policy will be given in the 2003 Annual Report.

Apart from the foregoing, the accounting policies adopted are consistent with those described in the 2002 Annual Report and Financial Statements.

2. **SEGMENT INFORMATION**

The Group is principally engaged in property development and investment, manufacture, sale and distribution of construction materials. A summary of business segments is set out as follows:

	Properties and others	Construction materials	Total
	HK$'000	*HK$'000*	*HK$'000*
Six months ended 30th June 2003			
Turnover	1,123,792	515,583	1,639,375
Other revenues	7,004	2,954	9,958
Operating profit	38,237	26,274	64,511
Finance costs			(9,835)
Share of profits less losses of			
Jointly controlled entities	22,233	1,523	23,756
Associated companies	—	341	341
Profit before taxation			78,773

	Properties and others HK$'000	Construction materials HK$'000	Total HK$'000
Six months ended 30th June 2002			
Turnover	649,647	492,182	1,141,829
Other revenues	2,325	2,609	4,934
Operating profit	47,857	35,704	83,561
Finance costs			(2,114)
Share of profits less losses of			
Jointly controlled entities	(8)	691	683
Associated companies	(1,455)	(530)	(1,985)
Profit before taxation			80,145

A summary of geographical segments is set out as follows:

	Turnover		Operating Profit	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**1,316,918**	816,823	**38,615**	75,010
Mainland China and others	**322,457**	325,006	**25,896**	8,551
	1,639,375	1,141,829	**64,511**	83,561

3. OPERATING PROFIT

	2003 HK$'000	2002 HK$'000
Operating profit is stated after crediting:		
Unrealised gain on other investments	**6,400**	1,350
Profit on disposal of listed investments	**—**	103
Profit on disposal of fixed assets	**205**	74
Gain on disposal of operating rights	**28,260**	—
Amortisation of negative goodwill	**316**	315
and after charging:		
Cost of inventories sold	**451,853**	377,205
Depreciation	**33,980**	32,083
Amortisation		
Quarry site development	**720**	394
Overburden removal costs	**6,898**	7,506
Royalty	**1,402**	1,108
Operating lease rental for land and buildings	**7,167**	6,671
Unrealised loss on long-term investments	**1,365**	697

4. TAXATION

	2003 HK$'000	2002 HK$'000
Company and subsidiaries		
Hong Kong profits tax	**(15,374)**	(6,002)
Under-provision in prior years	**(2,157)**	(15)
Overseas taxation	**(1,546)**	(6,504)
Deferred taxation	**3,061**	2,693
Jointly controlled entities		
Hong Kong profits tax	**(3,892)**	—
Overseas taxation	**(378)**	(209)
	(20,286)	(10,037)

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

5. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$44,551,000 (2002: HK$56,288,000) and the weighted average number of shares in issue during the period of 1,920,308,000 (2002:1,873,180,000 shares).

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 30th June 2003 would not have a dilutive effect on the earnings per share.

6. DIVIDENDS

	2003	2002
	HK$'000	*HK$'000*
2002 Final scrip dividend with a cash option, payable, of 2 cents per share	**38,412**	—
2001 Final scrip dividend with a cash option, paid, of 2 cents per share		
Scrip	—	14,841
Cash	—	22,672
	38,412	37,513

The Board of Directors declares an interim dividend of 1 cent per ordinary share (2002:1 cent), totalling HK$19,628,000 for the six months ended 30th June 2003 (2002: HK$18,964,000) to shareholders whose names appear on the registers of members of the Company at the close of business on 10th October 2003. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

7. CAPITAL EXPENDITURE

For the six months ended 30th June 2003, the Group incurred HK$82 million on fixed assets and HK$17 million on deferred expenditure.

8. DEBTORS AND PREPAYMENTS

	30th June 2003 HK$'000	31st December 2002 HK$'000
Trade debtors	**358,545**	358,434
Other receivables	**114,364**	108,001
Prepayments	**49,775**	55,155
	522,684	521,590

The Group has established credit policies which follow local industry standard. The average normal credit period offered ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2003 HK$'000	31st December 2002 HK$'000
Within one month	**138,212**	162,881
Two to three months	**143,376**	131,538
Four to six months	**37,761**	50,709
Over six months	**39,196**	13,306
	358,545	358,434

9. CREDITORS AND ACCRUALS

	30th June 2003 HK$'000	31st December 2002 HK$'000
Trade creditors	**290,584**	322,106
Other creditors	**104,136**	87,683
Accrued operating expenses	**91,270**	102,017
Deposits received	**12,071**	11,699
	498,061	523,505

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2003 HK$'000	31st December 2002 HK$'000
Within one month	**144,975**	174,554
Two to three months	**84,708**	124,735
Four to six months	**8,168**	9,324
Over six months	**52,733**	13,493
	290,584	322,106

10. SHARE CAPITAL

	Ordinary Shares of HK$0.10 each	*HK$'000*
Authorised		
At 1st January 2003 and 30th June 2003	3,888,000,000	388,800
Issued and fully paid		
At 1st January 2003	1,919,545,431	191,955
Exercise of share options	1,043,000	104
At 30th June 2003	1,920,588,431	192,059

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. During the period, options to subscribe for 17,754,000 shares at the exercise price of HK$0.72 per share were granted (2002: nil) and options to subscribe for 1,043,000 shares were exercised (2002: 5,041,000 shares). At 30th June 2003, outstanding options granted under the scheme are as follows:

Exercise period	Exercise price per share *HK$*	Number of share options 30th June 2003	31st December 2002
20th May 1999 to 19th May 2008	0.5586	**7,229,000**	7,522,000
30th December 2000 to 29th December 2009	0.3600	**9,269,000**	10,019,000
1st March 2004 to 28th February 2013	0.7200	**17,754,000**	—
		34,252,000	17,541,000

11. RESERVES

	2003 *HK$'000*	2002 *HK$'000*
At 1st January	**2,271,700**	2,196,995
Changes in exchange rates	**22**	(108)
Premium on shares issued	**330**	1,674
Profit for the period	**44,551**	56,288
Final dividend	**(38,412)**	(22,672)
At 30th June	**2,278,191**	2,232,177

12. LONG-TERM LIABILITIES

	30th June 2003 HK$'000	31st December 2002 HK$'000
Bank loans		
Secured	**1,263,527**	1,330,417
Unsecured	**809,934**	1,163,968
	2,073,461	2,494,385
Current portion included in current liabilities	**(350,363)**	(693,469)
	1,723,098	1,800,916

13. COMMITMENTS

	30th June 2003 HK$'000	31st December 2002 HK$'000
(a) Commitments in respect of property developments		
Contracted but not provided for	**465,196**	699,684
(b) Commitments in respect of capital expenditure		
Contracted but not provided for	**115,975**	53,616
(c) Commitments in respect of other investments		
Contracted but not provided for	**—**	73,692
(d) The Group's share of capital commitments of the jointly controlled entities in respect of property developments not included in the above are as follows:		
Contracted but not provided for	**231,494**	197,691

Auditors' Independent Review Report

To the Board of Directors of K. Wah International Holdings Limited
(Incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the interim financial information set out on pages 2 to 13.

Respective responsibilities of Directors and Auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of the interim financial information to be in compliance with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial information is the responsibility of, and has been approved by, the Directors.

It is our responsibilities to form an independent conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial information.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial information for the six months ended 30th June 2003.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17th September 2003

Management Discussion and Analysis

REVIEW AND OUTLOOK

Turnover and profit attributable to shareholders for the 1st half year of 2003 was HK$1,639 million and HK$45 million respectively as compared to HK$1,142 million and HK$56 million for the same period last year, an increase of 44% in turnover and a decrease of 21% in profit.

During the period, the lacklustre performance of the economy in Hong Kong especially after the outbreak of SARS in March this year, had an adverse impact on the retail sales, residential property sales and the construction industry in Hong Kong in general.

Nevertheless, with the Group's strategy focusing on the customer need by providing end users with residential properties of "superior design, top quality and value for money", our property sales comprising The Palace in Kowloon Tong, the La Costa in Ma On Shan and The Cairnhill in Tsuen Wan were well received by the market. Contribution, however, from the Properties Division was lower than the corresponding period last year. This is attributable to the continued slump in property prices. The Group expects steady development in the property market in Hong Kong in the near term.

Presently, the Group has three property development projects and an investment property project in Shanghai with a total gross floor area of approximately eight million square feet. These projects are at various stages of development in accordance with schedule. The property prices in Shanghai are maintained at a healthy level. With the continued growth of the economy, the Group expects a steady upward prices trend in the foreseeable future.

The contribution from the Construction Materials Division during the period was lesser than that from the same period last year. This is due to the continuing downturn in the construction industry in Hong Kong resulting in softer demand for construction materials and reduced selling prices. Nevertheless the conscientious effort by the management to contain cost and to improve efficiency did slow down the decreasing trend in profitability. Performance in the Mainland, on the other hand, continued to report good news. It is envisaged that when our new projects in Shanghai and Beijing become fully operational in the two years ahead, the Division's performance will be improved.

FINANCIAL POSITION

The financial position of the Group remained steady during the period. At 30th June 2003, the total funds employed was maintained at HK$5.8 billion.

LIQUIDITY, FINANCIAL RESOURCES AND GEARING RATIO

Cash and bank balances less short term loans and overdraft at 30th June 2003 stood at HK$776 million, 46% higher than the balance of HK$533 million at 31st December 2002.

The gearing ratio, defined as the total loans outstanding less cash balances to total assets, stayed at a healthy level of 24% showing an improvement over the figure of 32% at 31st December 2002.

The Group's liquidity position remains strong and the Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future investments.

TREASURY POLICIES

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid impact of any undue interest rate fluctuation on the operation.

The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Investment properties and land and buildings with carrying values of HK$279 million and HK$293 million respectively were pledged to banks to secure the Group's borrowing facilities.

CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries and a jointly controlled entity amounting to HK$1,653 million (31st December 2002: HK$2,137 million) and HK$204 million (31st December 2002: HK$204 million) respectively.

At 30th June 2003, the facilities utilised amounted to HK$971 million (31st December 2002: HK$1,390 million) and HK$76 million (31st December 2002: HK$69 million) respectively.

The Company has executed a guarantee in favour of the HKSAR Government is respect of the performance by a subsidiary's obligation under a contract with the HKSAR Government.

EMPLOYEES AND REMUNERATION POLICY

The Group, excluding associated companies and jointly controlled entities, employs over 2,100 employees in Hong Kong and the Mainland. Employee remunerations, excluding Directors' emoluments, amounted to HK$106 million.

The Group recruits and promotes individuals based on merit and their development potentials for the positions offered. Staff performance is reviewed at least annually while compensation is performance driven. Following approval by the shareholders in 1989, the Group has a share option scheme for executives for the purpose of providing competitive remuneration package and long term retention of management talents.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2003. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2003.

DIRECTORS' INTERESTS AND SHARE OPTIONS

At 30th June 2003, the interests of each director in the shares of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"), K. Wah Construction Materials Limited, and the details of any right to subscribe for shares of the Company and K. Wah Construction Materials Limited and of the exercise of such rights, as recorded in the register maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) Ordinary Shares of the Company:

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of issued share capital
Lui Che Woo	253,664	6,748,431	36,147,511[1]	1,193,630,181[2]	1,236,779,787	64.40
Francis Lui Yiu Tung	379,804	—	—	1,193,630,181[2]	1,194,009,985	62.17
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,193,630,181[2]	1,198,269,347	62.39
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	260,916	—	—	—	260,916	0.01
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00

(b) Share Options of the Company:

At 30th June 2003, the particulars of the options held by each of the directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme of the Company or under any other share option schemes of the Company, were as follows:

	Date of grant	Options held at 1st January 2003	Options granted during the period	Options exercised during the period	Options held at 30th June 2003	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,350,000	—	—	1,350,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	2,000,000	—	2,000,000	0.7200	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,200,000	—	—	1,200,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,868,000	—	1,868,000	0.7200	1st Mar 2004 – 28th Feb 2013
Lennon Lun Tsan Kau	30th Dec 1999	500,000	—	—	500,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,054,000	—	1,054,000	0.7200	1st Mar 2004 – 28th Feb 2013
Eddie Hui Ki On	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	—	870,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,269,000	—	1,269,000	0.7200	1st Mar 2004 – 28th Feb 2013

(b) Share Options of the Company: (continued)

	Date of grant	Options held at 1st January 2003	Options granted during the period	Options exercised during the period	Options held at 30th June 2003	Exercise price (HK$)	Exercise period
David Akers-Jones	28th Feb 2003	—	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Michael Leung Man Kin	20th May 1998	300,000	—	—	300,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	—	870,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	300,000	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Alex Wu Shu Chih	28th Feb 2003	—	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Philip Wong Kin Hang	28th Feb 2003	—	300,000	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Leo Lee Tung Hai	28th Feb 2003	—	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Robin Chan Yau Hing	28th Feb 2003	—	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Charles Cheung Wai Bun	28th Feb 2003	—	300,000	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Employees	20th May 1998	3,822,000	—	293,000[1]	3,529,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	4,794,000	—	750,000[2]	4,044,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	9,391,000	—	9,391,000	0.7200	1st Mar 2004 – 28th Feb 2013
Others	20th May 1998	300,000	—	—	300,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	435,000	—	—	435,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	672,000	—	672,000	0.7200	1st Mar 2004 – 28th Feb 2013

(b) Share Options of the Company: (continued)

Notes:

1. For 133,000 options, exercise date was 22nd January 2003. At the date before the options were exercised, the closing price per share was HK$0.60.

   For 160,000 options, exercise date was 4th April 2003. At the date before the options were exercised, the closing price per share was HK$0.69.

2. For 200,000 options, exercise date was 22nd January 2003. At the date before the options were exercised, the closing price per share was HK$0.60.

   For 250,000 options, exercise date was 3rd March 2003. At the date before the options were exercised, the closing price per share was HK$0.75.

   For 200,000 options, exercise date was 4th March 2003. At the date before the options were exercised, the closing price per share was HK$0.70.

   For 100,000 options, exercise date was 28th March 2003. At the date before the options were exercised, the closing price per share was HK$0.73.

All options referred to above are subject to a one-year vesting period.

The consideration paid by each grantee for each grant of options is HK$1.00.

The share options granted are not recognized in the financial statements until they are exercised. The Directors consider that it is not appropriate to disclose the value of options granted during the period, since any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain. The closing price of the Company's shares immediately before the date on which the share options were granted during the period was HK$0.70 per share.

(c) Ordinary Shares of K. Wah Construction Materials Limited:

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of issued share capital
Lui Che Woo	7,654,169	1,390,101	72,776,007[3]	842,942,994[2]	924,763,271	74.39
Francis Lui Yiu Tung	2,822	—	—	842,942,994[2]	842,945,816	67.80
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	1,861,906	—	—	842,942,994[2]	844,804,900	67.95
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	61,439	—	—	—	61,439	0.00
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00

(d) Share Options of K. Wah Construction Materials Limited:

At 30th June 2003, the particulars of the options held by each of the directors of the Company, the employees of K. Wah Construction Materials Limited ("KWCM") in aggregate and other participants granted under the Share Option Scheme of KWCM or under any other share option schemes of KWCM, were as follows:

	Date of grant	Options held at 1st January 2003	Options *granted* during the period	Options exercised during the period	Options held at 30th June 2003	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	—	—	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	2,000,000	—	2,000,000	0.5140	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	—	—	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,870,000	—	1,870,000	0.5140	1st Mar 2004 – 28th Feb 2013
Lennon Lun Tsan Kau	—	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,270,000	—	1,270,000	0.5140	1st Mar 2004 – 28th Feb 2013
David Akers-Jones	—	—	—	—	—	—	—

(d) Share Options of K. Wah Construction Materials Limited: (continued)

	Date of grant	Options held at 1st January 2003	Options granted during the period	Options exercised during the period	Options held at 30th June 2003	Exercise price (HK$)	Exercise period
Michael Leung Man Kin	20th May 1998	300,000	—	—	300,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Alex Wu Shu Chih	—	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—	—
Robin Chan Yau Hing	—	—	—	—	—	—	—
Charles Cheung Wai Bun	28th Feb 2003	—	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Employees of KWCM	20th May 1998	9,262,000	—	—	9,262,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	19,226,000	—	—	19,226,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	14,442,000	—	14,442,000	0.5140	1st Mar 2004 – 28th Feb 2013
Others	20th May 1998	300,000	—	—	300,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	536,000	—	—	536,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013

All options referred to above are subject to a one-year vesting period.

The consideration paid by each grantee for each grant of options is HK$1.00.

The share options granted are not recognized in the financial statements until they are exercised. The Directors consider that it is not appropriate to disclose the value of options granted during the period, since any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain. The closing price of the KWCM shares immediately before the date on which the share options were granted during the period was HK$0.50.

Other Information

Notes:

(1) 33,197,511 shares and 2,950,000 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui Che Woo.

(2) 1,193,630,181 shares in the Company representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. The Company was interested in 839,207,435 shares in K. Wah Construction Materials Limited representing more than one-third of its issued share capital held by a wholly owned subsidiary of the Company. In addition, one of the said discretionary trusts was interested in 3,735,559 shares in K. Wah Construction Materials Limited. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in the Company held by the trusts and in those shares in K. Wah Construction Materials Limited in which the Company was interested as aforesaid.

(3) 72,776,007 shares in K. Wah Construction Materials Limited were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

Save as disclosed above, as at 30th June 2003, none of the directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS

At 30th June 2003, the interests of every person (not being a director or chief executive of the Company) in the shares of the Company as recorded in the register kept under section 336 of the SFO were as follows:

Name	Number of Ordinary Shares	% of issued share capital
Marapro Co., Ltd.	182,694,229(1)	9.51
Symmetry Co., Ltd.	182,694,229(1)	9.51
Polymate Co., Ltd.	182,694,229(2)	9.51
Houston Investment Limited	182,694,229(2)	9.51
K. Wah Properties (Holdings) Limited	182,694,229(2)	9.51
Premium Capital Profits Limited	127,811,182(2)	6.65
HSBC International Trustee Limited	1,193,975,939(3)	62.17

Notes:

(1) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is a trustee of a trust which was interested in 182,694,229 shares in the Company.

(2) Premium Capital Profits Limited is a wholly owned subsidiary of K. Wah Properties (Holdings) Limited, which is a wholly owned subsidiary of Houston Investment Limited, which in turn is a wholly owned subsidiary of Polymate Co., Ltd. Accordingly, Premium Capital Profits Limited's interests are recorded as the interests of K. Wah Properties (Holdings) Limited, Houston Investment Limited and Polymate Co., Ltd.

(3) HSBC International Trustee Limited is the trustee of discretionary trusts which hold 1,193,975,939 shares in the Company.

Other Information

There was duplication of interest of:

(i) 1,193,630,181 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu and HSBC International Trustee Limited. Among these shares, 182,694,229 shares were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. Polymate Co., Ltd., Houston Investment Limited and K. Wah Properties (Holdings) Limited; and

(ii) 842,942,994 shares in K. Wah Construction Materials Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Save as disclosed above, as at 30th June 2003, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares which would fall to be disclosed to the Company under the SFO.

COMBINED BALANCE SHEET OF AFFILIATED COMPANIES

As at 30th June 2003, the Group had given financial assistance and guarantees to financial institutions for the benefit of its affiliated companies amounting to, in aggregate, approximately 26.7% of the Group's net asset value.

In compliance with Practice Note 19 of the Listing Rules, the combined balance sheet of the affiliated companies as at 30th June 2003 is disclosed as follows:

	Combined balance sheet	Group's attributable interest
	HK$'000	*HK$'000*
Non-current assets	1,791,177	544,998
Current assets	376,871	100,829
Current liabilities	(143,055)	(39,240)
	2,024,993	606,587
Share capital	221,749	66,055
Reserves	146,841	34,948
Amounts due to shareholders	1,504,903	429,834
Non-current liabilities	151,500	75,750
	2,024,993	606,587

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim financial information for the six months ended 30th June 2003 was reviewed and accepted by the Audit Committee ("Committee"). Regular meetings have been held by the Committee which meets at least twice each year in compliance with the requirements of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Other Information

CLOSE OF REGISTERS

The registers of members will be closed from 6th October 2003 to 10th October 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Branch Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 3rd October 2003.

CODE OF BEST PRACTICE

For the six months ended 30th June 2003, the Company has complied with the Code of Best Practice issued by the Stock Exchange save and except that, prior to the 2000 Annual General Meeting of the Company ("2000 AGM"), non-executive directors were appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 17th September 2003

Principal Place of Business:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwih.com

嘉華國際集團有限公司

二零零三年中期報告

目 錄

中期業績

嘉華國際集團有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零三年六月三十日止之六個月之未經審核業績如下：

本集團截至二零零三年六月三十日止之六個月之營業額為港幣1,639,375,000元，較去年同期增加港幣497,546,000元。

本集團截至二零零三年六月三十日止之六個月未經審核之股東應佔溢利為港幣44,551,000元，較去年同期減少港幣11,737,000元。

中期股息

董事會議決派發截至二零零三年六月三十日止之六個月之中期股息，每股普通股港幣1仙，共需港幣19,628,000元，給予在二零零三年十月十日已登記於本公司股東名冊內之股東。董事會並通過以股代息之方式派發該等股息，惟股東可選擇收取現金以代替部分或全部股息。(截至二零零二年六月三十日止之六個月：每股普通股獲派發以股代息之中期股息，每股港幣1仙，共需港幣18,964,000元，惟股東可選擇收取現金以代替股份股息。)一份載有以股代息之詳情之通函將寄予本公司之股東。

綜合損益表

截至二零零三年六月三十日止之六個月

	附註	二零零三年 港幣千元	二零零二年 港幣千元
營業額	2	**1,639,375**	1,141,829
銷售成本		**(1,539,533)**	(1,003,450)
毛利		**99,842**	138,379
其他收益		**9,958**	4,934
其他營運收入		**42,973**	10,650
行政費用		**(61,774)**	(59,736)
其他營運費用		**(26,488)**	(10,666)
經營溢利	2及3	**64,511**	83,561
財務費用		**(9,835)**	(2,114)
應佔溢利減虧損			
共同控制實體		**23,756**	683
聯營公司		**341**	(1,985)
除税前溢利		**78,773**	80,145
税項	4	**(20,286)**	(10,037)
除税後溢利		**58,487**	70,108
少數股東權益		**(13,936)**	(13,820)
股東應佔溢利		**44,551**	56,288
中期股息		**19,628**	18,964
		港幣	港幣
每股盈利	5	**2.3仙**	3.0仙

綜合資產負債表

二零零三年六月三十日

	附註	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
非流動資產			
固定資產		**1,134,983**	1,091,920
共同控制實體		**600,853**	537,841
聯營公司		**15,585**	15,244
其他非流動資產		**423,615**	303,491
		2,175,036	1,948,496
流動資產			
發展物業		**2,624,151**	3,490,159
存貨		**55,018**	42,625
應收賬款及預付款	8	**522,684**	521,590
可收回稅項		**17,277**	12,683
其他投資		**68,804**	62,404
現金及銀行結餘		**937,251**	686,409
		4,225,185	4,815,870
流動負債			
應付賬款及應計費用	9	**498,061**	523,505
長期負債之現期部份	12	**350,363**	693,469
銀行短期貸款及透支		**160,888**	153,767
應付稅項		**25,063**	8,489
應付股息		**38,412**	—
		1,072,787	1,379,230
流動資產淨額		**3,152,398**	3,436,640
		5,327,434	5,385,136
資金來源：			
股本	10	**192,059**	191,955
儲備	11	**2,278,191**	2,271,700
股東權益		**2,470,250**	2,463,655
少數股東權益		**1,119,113**	1,102,215
長期負債	12	**1,723,098**	1,800,916
非流動負債		**14,973**	18,350
		5,327,434	5,385,136

綜合現金流量表

截至二零零三年六月三十日止之六個月

	二零零三年 港幣千元	二零零二年 港幣千元
來自／(用於)經營業務之現金淨額	**787,895**	(165,497)
用於投資業務之現金淨額	**(126,648)**	(80,365)
(用於)／來自融資活動之現金淨額	**(405,533)**	480,249
現金及銀行結餘之增加	**255,714**	234,387
於期初之現金及銀行結餘	**681,548**	654,580
滙率變動之影響	**(11)**	(76)
於期末之現金及銀行結餘	**937,251**	888,891

綜合權益變動表

截至二零零三年六月三十日止之六個月

	二零零三年 港幣千元	二零零二年 港幣千元
期初結餘	**2,463,655**	2,384,070
滙率變動之影響	**22**	(108)
行使認股權發行股本	**434**	2,178
本期溢利	**44,551**	56,288
股息	**(38,412)**	(22,672)
期末結餘	**2,470,250**	2,419,756

賬目附註

1. 會計政策

本財務報表乃根據歷史成本會計法編製，並對某些投資及物業的重估作出修訂，及按照香港普遍採納之會計準則編製而成。本中期財務資料根據香港會計師公會發出之會計實務準則第25號「中期報告」編撰。

於二零零三年，本集團採納及應用經修訂之會計實務準則第12號「所得稅」。此會計實務準則之改變對期內的業績並不構成重大的影響及其更改之詳情將反映在二零零三年年報內。

除此之外，會計政策和二零零二年年報一致。

2. 分部資料

本集團主要從事物業發展及投資、製造、銷售及分銷建築材料。業務分部詳列如下：

	地產及其他	建築材料	總數
	港幣千元	*港幣千元*	*港幣千元*
截至二零零三年六月三十日止之六個月			
銷售額	1,123,792	515,583	1,639,375
其他收益	7,004	2,954	9,958
經營溢利	38,237	26,274	64,511
財務費用			(9,835)
應佔溢利減虧損			
共同控制實體	22,233	1,523	23,756
聯營公司	—	341	341
除稅前溢利			78,773

	地產及其他	建築材料	總數
	港幣千元	*港幣千元*	*港幣千元*
截至二零零二年六月三十日止之六個月			
銷售額	649,647	492,182	1,141,829
其他收益	2,325	2,609	4,934
經營溢利	47,857	35,704	83,561
財務費用			(2,114)
應佔溢利減虧損			
共同控制實體	(8)	691	683
聯營公司	(1,455)	(530)	(1,985)
除稅前溢利			80,145

地區分佈詳列如下：

	營業額		經營溢利	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
香港	**1,316,918**	816,823	**38,615**	75,010
中國內地及其他	**322,457**	325,006	**25,896**	8,551
	1,639,375	1,141,829	**64,511**	83,561

3. 經營溢利

	二零零三年 港幣千元	二零零二年 港幣千元
經營溢利已計入：		
其他投資之未變現收益	**6,400**	1,350
出售上市投資溢利	**—**	103
出售固定資產溢利	**205**	74
出售營運權之收益	**28,260**	—
攤銷負商譽	**316**	315
及已扣除：		
銷售存貨成本	**451,853**	377,205
折舊	**33,980**	32,083
攤銷		
石礦場之發展費用	**720**	394
清除表土費用	**6,898**	7,506
開採專利稅	**1,402**	1,108
房地產營業租約租金	**7,167**	6,671
未變現之長期投資虧損	**1,365**	697

4. 稅項

	二零零三年 港幣千元	二零零二年 港幣千元
本公司及附屬公司		
香港利得稅	**(15,374)**	(6,002)
往年稅項之不足額	**(2,157)**	(15)
海外稅項	**(1,546)**	(6,504)
遞延稅項	**3,061**	2,693
共同控制實體		
香港利得稅	**(3,892)**	—
海外稅項	**(378)**	(209)
	(20,286)	(10,037)

香港利得税乃按照期內估計應課税溢利按百分之十七點五(二零零二年:百分之十六)税率提撥。於海外經營業務產生之應課税溢利乃按照有關國家適用之税率作準備。

5. 每股盈利

每股盈利乃按股東應佔溢利港幣44,551,000元(二零零二年:港幣56,288,000元)及期內已發行股份之加權平均數1,920,308,000股(二零零二年:1,873,180,000股)計算。

每股攤薄盈利並無呈列,因於二零零三年六月三十日尚未行使之認股權對每股盈利並沒有攤薄之影響。

6. 股息

	二零零三年 *港幣千元*	二零零二年 *港幣千元*
二零零二年末期應付股息附現金選擇權,每股港幣2仙	**38,412**	—
二零零一年末期已付股息附現金選擇權,每股港幣2仙		
以股代息	—	14,841
現金	—	22,672
	38,412	37,513

董事會議決派發截至二零零三年六月三十日止之六個月中期股息,每股港幣1仙(二零零二年:港幣1仙),共需港幣19,628,000元(二零零二年:港幣18,964,000元),給予在二零零三年十月十日已登記於本公司股東名冊內之股東。此項擬派發股息將於截至二零零三年十二月三十一日止年度列作盈餘儲備分派。

7. 資本支出

截至二零零三年六月三十日止之六個月，集團用於購買固定資產及遞延支出分別為港幣82,000,000元及港幣17,000,000元。

8. 應收賬款及預付款

	二零零三年 六月三十日 *港幣千元*	二零零二年 十二月三十一日 *港幣千元*
貿易應收賬款	**358,545**	358,434
其他應收賬款	**114,364**	108,001
預付款	**49,775**	55,155
	522,684	521,590

集團實行之信貸政策依從當地有關行業之標準。給予在香港客戶之信用期限平均一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

下列為集團之應收賬款以發票日期計算及扣除呆壞賬撥備後之賬齡分析：

	二零零三年 六月三十日 *港幣千元*	二零零二年 十二月三十一日 *港幣千元*
一個月內	**138,212**	162,881
二至三個月	**143,376**	131,538
四至六個月	**37,761**	50,709
六個月以上	**39,196**	13,306
	358,545	358,434

9. 應付賬款及應計費用

	二零零三年六月三十日 *港幣千元*	二零零二年十二月三十一日 *港幣千元*
貿易應付賬款	**290,584**	322,106
其他應付賬款	**104,136**	87,683
應計費用	**91,270**	102,017
已收按金	**12,071**	11,699
	498,061	523,505

集團應付賬款依發票日期計算之賬齡分析如下：

	二零零三年六月三十日 *港幣千元*	二零零二年十二月三十一日 *港幣千元*
一個月內	**144,975**	174,554
二至三個月	**84,708**	124,735
四至六個月	**8,168**	9,324
六個月以上	**52,733**	13,493
	290,584	322,106

10. 股本

	每股面值港幣一角之普通股	*港幣千元*
法定		
二零零三年一月一日及二零零三年六月三十日	3,888,000,000	388,800
發行及繳足		
二零零三年一月一日	1,919,545,431	191,955
行使認股權	1,043,000	104
二零零三年六月三十日	1,920,588,431	192,059

按照本公司認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。本期間共授出每股行使價港幣0.72元之新認股權17,754,000股（二零零二年：無），而已行使之認股權為1,043,000股（二零零二年：5,041,000股）。於二零零三年六月三十日，根據計劃授出及尚未行使之認股權期限如下：

		認股權數目	
行使期限	每股行使價 *港幣*	二零零三年 六月三十日	二零零二年 十二月三十一日
一九九九年五月二十日至 二零零八年五月十九日	0.5586	**7,229,000**	7,522,000
二零零零年十二月三十日至 二零零九年十二月二十九日	0.3600	**9,269,000**	10,019,000
二零零四年三月一日至 二零一三年二月二十八日	0.7200	**17,754,000**	—
		34,252,000	17,541,000

11. 儲備

	二零零三年 *港幣千元*	二零零二年 *港幣千元*
於一月一日	**2,271,700**	2,196,995
滙率變動之影響	**22**	(108)
發行股份之溢價	**330**	1,674
本期溢利	**44,551**	56,288
末期股息	**(38,412)**	(22,672)
於六月三十日	**2,278,191**	2,232,177

12. 長期負債

	二零零三年 六月三十日 *港幣千元*	二零零二年 十二月三十一日 *港幣千元*
銀行借貸		
有抵押	1,263,527	1,330,417
沒有抵押	809,934	1,163,968
	2,073,461	2,494,385
列為流動負債之現期部份	(350,363)	(693,469)
	1,723,098	1,800,916

13. 承擔

	二零零三年 六月三十日 *港幣千元*	二零零二年 十二月三十一日 *港幣千元*
(a) 物業發展支出承擔		
已簽約但未撥備	**465,196**	699,684
(b) 資本支出承擔		
已簽約但未撥備	**115,975**	53,616
(c) 其他投資承擔		
已簽約但未撥備	**—**	73,692
(d) 集團分擔共同控制實體之物業發展支出承擔		
已簽約但未撥備	**231,494**	197,691

核數師之獨立審閱報告

致嘉華國際集團有限公司
(在百慕達註冊成立之有限公司)
董事會

引言

本所已按　貴公司指示，審閱第2至13頁所載的中期財務資料。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務資料的編製須符合香港會計師公會頒佈的會計實務準則第25號「中期財務報告」。董事須對中期財務資料負責，而該資料亦已經董事會批准。

本所之責任是根據審閱之結果，對中期財務資料出具獨立結論，並按照雙方所協定的應聘書條款僅向整體董事會報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務資料進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務資料發表審計意見。

審閱結論

按照本所審閱的結果，但此審閱並不作為審計之一部份，本所並無發現任何須在截至二零零三年六月三十日止六個月的中期財務資料作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二零零三年九月十七日

回顧及展望

集團在二零零三年上半年之營業額及股東應佔溢利分別為港幣1,639,000,000元及港幣45,000,000元。對比去年同期為港幣1,142,000,000元及港幣56,000,000元，分別增加百分之四十四及下降百分之二十一。

香港經濟在此期內持續表現疲弱，尤其在今年三月份非典型肺炎爆發後，對整體之零售業、住宅物業銷售及建造業均造成嚴重的打擊。

然而，集團本著「以客為尊」的策略，為置業者提供「精緻質優，物有所值」之住宅。集團在九龍塘之嘉皇臺、馬鞍山之嘉華星濤灣及荃灣之朗逸峰，銷售仍屬理想，但期間物業收益下跌，主要由於物業價格持續下降所致。集團預期香港之物業市場今後可望保持穩定發展。

現時集團在上海持有三個物業發展項目及一個物業投資項目，樓面面積共約八百萬平方呎，正按照計劃處於不同的發展階段。現時上海之住宅物業價格處於健康水平，預期上海經濟在可見之將來持續發展，物業價格尚有上升空間。

來自建材業務之貢獻於期內比去年同期減少。此乃由於香港對建材之需求持續放緩，導致價格下降。然而，管理層盡心竭力，控制成本，提高效益，已有效地將利潤下滑之趨勢減慢。而中國內地之業務表現則令人鼓舞。展望於未來兩年內，上海及北京之新項目將全面投產，屆時將增加集團建材業務之收益。

管理層之討論及分析

財務狀況

本集團之財務狀況於期內繼續穩健。於二零零三年六月三十日，資金運用之總額維持於港幣58億元。

集團流動資金、財務資源及負債比率

截至二零零三年六月三十日止，集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣776,000,000元，相比在二零零二年十二月三十一日止之淨結餘港幣533,000,000元，上升百分之四十六。

在負債比率方面(比率計算定義為未償還之借款總額減除現金與總資產額相比)，截至二零零三年六月三十日止之負債比率維持在百分之二十四之穩健水平，較在二零零二年十二月三十一日止之比率為百分之三十二有所改善。

本集團之流動資金繼續保持充裕，擁有足夠的現金及銀行授信以應付承擔、營運資金及未來投資之需求。

庫務政策

本集團管理外滙繼續以保守政策控制風險為主，本集團借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合，以避免外滙之風險。在適當的情況下，集團將利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。

本集團並無投資於與集團財務無關之衍生工具。

集團資產之抵押

投資物業及房地產之賬面值分別為港幣279,000,000元及港幣293,000,000元已抵押予銀行作為集團貸款之擔保。

或然負債

本公司已就若干附屬公司及一間共同控制實體取得之貸款額分別為港幣1,653,000,000元(二零零二年十二月三十一日:港幣2,137,000,000元)及204,000,000元(二零零二年十二月三十一日:港幣204,000,000元)向銀行及財務機構出具擔保。

於二零零三年六月三十日已動用之貸款額分別為港幣971,000,000元(二零零二年十二月三十一日: 港幣1,390,000,000元)及港幣76,000,000元(二零零二年十二月三十一日:港幣69,000,000元)。

本公司就一附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數超過2,100人(不包括聯營公司及共同控制實體),僱員薪酬合共港幣106,000,000元(不包括董事酬金)。

本集團聘用及提升僱員以工作能力及其發展潛質為原則。本集團最少每年評核僱員之表現一次,僱員之薪酬及獎勵分配是以工作成績為主導。本集團已為行政人員設立一項認股權計劃,藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。

其他資料

股本

本公司於截至二零零三年六月三十日止六個月，並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

董事權益及認股權

於二零零三年六月三十日，根據證券及期貨條例第352條而備存的登記冊內，或根據上市公司董事進行證券交易的標準守則通知本公司及香港聯合交易所有限公司，各董事在本公司及其聯繫公司(定義見證券及期貨條例第XV部)嘉華建材有限公司的股份之權益，及有關認購本公司及嘉華建材有限公司的股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股股份：

	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本 (百分率)
呂志和	253,664	6,748,431	36,147,511[(1)]	1,193,630,181[(2)]	1,236,779,787	64.40
呂耀東	379,804	—	—	1,193,630,181[(2)]	1,194,009,985	62.17
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
鄧呂慧瑜	4,639,166	—	—	1,193,630,181[(2)]	1,198,269,347	62.39
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
吳樹熾	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	260,916	—	—	—	260,916	0.01
張惠彬	7,239	—	—	—	7,239	0.00

（乙） 本公司之認股權：

於二零零三年六月三十日，根據本公司之認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事、僱員及其他參與人持有之認股權之詳情載列如下：

	授出日期	於二零零三年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零三年六月三十日持有之認股權	行使價（港元）	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	—	—	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	2,000,000	—	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	—	—	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,868,000	—	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
倫贊球	一九九九年十二月三十日	500,000	—	—	500,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,054,000	—	1,054,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
許淇安	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,269,000	—	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日

(乙) 本公司之認股權:(續)

	授出日期	於二零零三年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零三年六月三十日持有之認股權	行使價(港元)	行使期
鍾逸傑	二零零三年二月二十八日	—	150,000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
梁文建	一九九八年五月二十日	300,000	—	—	300,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	300,000	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	二零零三年二月二十八日	—	150,000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
黃乾亨	二零零三年二月二十八日	—	300,000	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
李東海	二零零三年二月二十八日	—	150,000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳有慶	二零零三年二月二十八日	—	150,000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	—	300,000	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
僱員	一九九八年五月二十日	3,822,000	—	293,000[1]	3,529,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	4,794,000	—	750,000[2]	4,044,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	9,391,000	—	9,391,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
其他	一九九八年五月二十日	300,000	—	—	300,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	435,000	—	—	435,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	672,000	—	672,000	0.7200	二零零四年三月一日至二零一三年二月二十八日

(乙) 本公司之認股權：(續)

附註：

1. 就133,000認股權，行使日期為二零零三年一月二十二日。於行使認股權之前一日，每股市值為港幣0.60元。

   就160,000認股權，行使日期為二零零三年四月四日。於行使認股權之前一日，每股市值為港幣0.69元。

2. 就200,000認股權，行使日期為二零零三年一月二十二日。於行使認股權之前一日，每股市值為港幣0.60元。

   就250,000認股權，行使日期為二零零三年三月三日。於行使認股權之前一日，每股市值為港幣0.75元。

   就200,000認股權，行使日期為二零零三年三月四日。於行使認股權之前一日，每股市值為港幣0.70元。

   就100,000認股權，行使日期為二零零三年三月二十八日。於行使認股權之前一日，每股市值為港幣0.73元。

上文所述之所有認股權，須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。

授出之認股權於行使時方於財務報表中確認。董事認為評估認股權價值涉及多方面主觀和不肯定的假設，因此不宜披露於期內授出之認股權價值。期內，本公司股份在緊接認股權授出日期之前的收市價為港幣0.70元。

(丙) 嘉華建材有限公司之普通股股份：

	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本 (百分率)
呂志和	7,654,169	1,390,101	72,776,007[3]	842,942,994[2]	924,763,271	74.39
呂耀東	2,822	—	—	842,942,994[2]	842,945,816	67.80
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
鄧呂慧瑜	1,861,906	—	—	842,942,994[2]	844,804,900	67.95
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
吳樹熾	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	61,439	—	—	—	61,439	0.00
張惠彬	1,810	—	—	—	1,810	0.00

(丁) 嘉華建材有限公司之認股權：

於二零零三年六月三十日，根據嘉華建材有限公司(「嘉華建材」)之認股權計劃或根據嘉華建材之其他認股權計劃授出並由本公司董事、嘉華建材僱員及其他參與者持有之認股權之詳情載列如下：

	授出日期	於二零零三年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零三年六月三十日持有之認股權	行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	–	–	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	–	–	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	–	2,000,000	–	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	–	–	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	–	–	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	–	1,870,000	–	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
倫贊球	–	–	–	–	–	–	–
許淇安	–	–	–	–	–	–	–
鄧呂慧瑜	一九九八年五月二十日	600,000	–	–	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	–	–	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	–	1,270,000	–	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	–	–	–	–	–	–	–

(丁) 嘉華建材有限公司之認股權：(續)

	授出日期	於二零零三年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零三年六月三十日持有之認股權	行使價(港元)	行使期
梁文建	一九九八年五月二十日	300,000	—	—	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	—	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—	—
李東海	—	—	—	—	—	—	—
陳有慶	—	—	—	—	—	—	—
張惠彬	二零零三年二月二十八日	—	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
嘉華建材之僱員	一九九八年五月二十日	9,262,000	—	—	9,262,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	19,226,000	—	—	19,226,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	14,442,000	—	14,442,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
其他	一九九八年五月二十日	300,000	—	—	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	536,000	—	—	536,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

上文所述之所有認股權，須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。

授出之認股權於行使時方於財務報表中確認。董事認為評估認股權價值涉及多方面主觀和不肯定的假設，因此不宜披露於期內授出之認股權價值。期內，嘉華建材股份在緊接認股權授出日期之前的收市價為港幣0.50元。

附註：

(1) 由呂志和博士所控制之 Best Chance Investments Ltd. 及步基證券有限公司分別持有本公司之股份33,197,511股及2,950,000股。

(2) 本公司之股份1,193,630,181 股，佔本公司已發行股本超過三分之一，是由呂志和博士(作為創立人)成立之全權信託所持有。而本公司透過一間全資附屬公司持有嘉華建材有限公司之股份839,207,435股股份權益，佔該公司已發行股本超過三分之一。此外，嘉華建材有限公司之股份3,735,559股，則由上述其中一個全權信託擁有權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士，作為該等家族信託之直接或間接可能受益人，因此被視為持有該等信託所持有上述之本公司股份權益及本公司所持有嘉華建材有限公司股份權益。

(3) 由呂志和博士所控制之 Best Chance Investments Ltd. 持有嘉華建材有限公司之股份72,776,007股。

除上文所披露者外，於二零零三年六月三十日，本公司董事概無在本公司或其任何聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東

於二零零三年六月三十日，根據證券及期貨條例第336條而備存登記冊內，持有本公司之股份的權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

名稱	普通股數目	佔已發行股本 (百分率)
Marapro Co., Ltd.	182,694,229[1]	9.51
Symmetry Co., Ltd.	182,694,229[1]	9.51
Polymate Co., Ltd.	182,694,229[2]	9.51
Houston Investment Limited	182,694,229[2]	9.51
嘉華地產(集團)有限公司	182,694,229[2]	9.51
Premium Capital Profits Limited	127,811,182[2]	6.65
HSBC International Trustee Limited	1,193,975,939[3]	62.17

附註：

(1) Marapro Co., Ltd. 及 Symmetry Co., Ltd. 分別為一信託之受益人及信託人，而該信託擁有182,694,229股本公司股份之權益。

(2) Premium Capital Profits Limited 為嘉華地產(集團)有限公司(「嘉華地產」)之全資附屬公司，而嘉華地產為 Houston Investment Limited(「Houston」)之全資附屬公司，而 Houston 則為 Polymate Co., Ltd. 之全資附屬公司。因此， Premium Capital Profits Limited 之權益亦記錄為嘉華地產、Houston 及 Polymate Co., Ltd. 之權益。

(3) 以 HSBC International Trustee Limited 為信託人之全權信託共持有1,193,975,939股本公司股份。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士及 HSBC International Trustee Limited 擁有之本公司股份1,193,630,181股；而 Marapro Co., Ltd.、Symmetry Co., Ltd.、Polymate Co., Ltd.、Houston Investment Limited及嘉華地產(集團)有限公司對其中之182,694,229股同時擁有權益；及

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華建材有限公司股份842,942,994股。

除上文所披露者外，於二零零三年六月三十日，概無任何人士曾知會本公司擁有根據證券及期貨條例須向本公司披露的股份或相關股份之權益或淡倉。

聯屬公司之合併資產負債表

本集團向其聯屬公司提供之財務資助及為其利益向財務機構作出擔保合共相當於本集團淨資產值約百分之二十六點七。

為遵守上市規則應用指引第19項之規定，聯屬公司於二零零三年六月三十日合併資產負債表披露如下：

	合併資產負債表 港幣千元	集團所佔權益 港幣千元
非流動資產	1,791,177	544,998
流動資產	376,871	100,829
流動負債	(143,055)	(39,240)
	2,024,993	606,587
股本	221,749	66,055
儲備	146,841	34,948
欠股東款項	1,504,903	429,834
非流動負債	151,500	75,750
	2,024,993	606,587

審核委員會

集團截至二零零三年六月三十日止六個月之中期財務報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，已由審核委員會審閱並接受該財務報告。該審核委員會有定期會議，每年至少舉行兩次以符合香港聯合交易所有限公司(「聯交所」)之規定。

暫停辦理登記手續

本公司將於二零零三年十月六日至二零零三年十月十日(首尾兩天包括在內)暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零三年十月三日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零三年六月三十日止之六個月內，一直遵守聯交所所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，唯於特別情況下，可獲委任額外三年任期。

承董事會命
公司秘書
湯鉅南

香港，二零零三年九月十七日

主要營業地點：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2003

INTERIM RESULTS

The Directors of K. Wah International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2003 together with comparative figures for the corresponding period last year as follows:

The Group's turnover for the six months ended 30th June 2003 was HK$1,639,375,000, an increase of HK$497,546,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2003 amounted to HK$44,551,000, a decrease of HK$11,737,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 1 cent per ordinary share, totalling HK$19,628,000 for the six months ended 30th June 2003 to shareholders whose names appear on the registers of members of the Company at the close of business on 10th October 2003. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend (six months ended 30th June 2002: an interim scrip dividend with cash option of 1 cent per ordinary share, totalling HK$18,964,000 was paid). A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

CONSOLIDATED PROFIT AND LOSS STATEMENT

For The Six Months Ended 30th June 2003

	Note	2003 HK$'000	2002 HK$'000
Turnover	2	1,639,375	1,141,629
Costs of sales		(1,539,533)	(1,003,450)
Gross profit		99,842	138,379
Other revenues		9,958	4,934
Other operating income		42,973	10,650
Administrative expenses		(61,774)	(59,736)
Other operating expenses		(26,488)	(10,666)
Operating profit	2 & 3	64,511	83,561
Finance costs		(9,835)	(2,114)
Share of profits less losses of			
Jointly controlled entities		23,756	683
Associated companies		341	(1,985)
Profit before taxation		78,773	80,145
Taxation	4	(20,286)	(10,037)
Profit after taxation		58,487	70,108
Minority interests		(13,936)	(13,820)
Profit attributable to shareholders		44,551	56,288
Interim dividend		19,628	18,964
Earnings per share	5	2.3 cents	3.0 cents

CONSOLIDATED BALANCE SHEET

At 30th June 2003

	Note	30th June 2003 HK$'000	31st December 2002 HK$'000
Non-current assets			
Fixed assets		1,134,983	1,091,920
Jointly controlled entities		600,853	537,841
Associated companies		15,585	15,244
Other non-current assets		423,615	303,491
		2,175,036	1,948,496
Current assets			
Development properties		2,624,151	3,490,159
Inventories		55,016	42,625
Debtors and prepayments	7	522,684	521,590
Taxation recoverable		17,277	12,683
Other investments		68,804	62,404
Cash and bank balances		937,251	686,409
		4,225,185	4,815,870
Current liabilities			
Creditors and accruals	6	496,061	523,505
Current portion of long-term liabilities		350,363	693,489
Short-term bank loans and overdrafts		160,868	153,767
Taxation payable		25,063	8,469
Dividend payable		38,412	—
		1,072,787	1,379,230
Net current assets		3,152,398	3,436,640
		5,327,434	5,385,136
Financed by:			
Share capital		192,059	191,955
Reserves		2,278,191	2,271,700
Shareholders' funds		2,470,250	2,463,655
Minority interests		1,119,113	1,102,215
Long-term liabilities		1,723,098	1,800,916
Non-current liabilities		14,973	18,350
		5,327,434	5,385,136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ***Accounting policies***

The financial statements have been prepared under historical cost convention as modified by the revaluation of certain investments and properties, and in accordance with generally accepted accounting principles in Hong Kong. The interim financial information has been presented in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

In 2003, the Group has adopted the revised SSAP 12 "Income Taxes". The effect of such change to the results of the period is not material and details of this change in accounting policy will be given in the 2003 Annual Report.

Apart from the foregoing, the accounting policies adopted are consistent with those described in the 2002 Annual Report and Financial Statements.

2. ***Segment information***

The Group is principally engaged in property development and investment, manufacture, sale and distribution of *construction materials. A summary of business segments is set out as follows:*

	Properties and others HK$'000	Construction materials HK$'000	Total HK$'000
Six months ended 30th June 2003			
Turnover	1,123,792	515,583	1,639,375
Other revenues	7,004	2,954	9,958
Operating profit	38,237	26,274	64,511
Finance costs			(9,835)
Share of profits less losses of			
Jointly controlled entities	22,233	1,523	23,756
Associated companies	—	341	341
Profit before taxation			78,773

	Properties and others HK$'000	Construction materials HK$'000	Total HK$'000
Six months ended 30th June 2002			
Turnover	649,647	492,182	1,141,629
Other revenues	2,325	2,609	4,934
Operating profit	47,857	35,704	83,561
Finance costs			(2,114)
Share of profits less losses of			
Jointly controlled entities	(8)	691	683
Associated companies	(1,455)	(530)	(1,985)
Profit before taxation			80,145

A summary of geographical segments is set out as follows:

	Turnover 2003 HK$'000	Turnover 2002 HK$'000	Operating Profit 2003 HK$'000	Operating Profit 2002 HK$'000
Hong Kong	1,316,918	816,823	38,615	75,010
Mainland China and others	322,457	325,006	25,896	8,551
	1,639,375	1,141,629	64,511	83,561

3. **Operating profit**

	2003 HK$'000	2002 HK$'000
Operating profit is stated after crediting:		
Unrealised gain of other investments	6,400	1,350
Profit on disposal of listed investments	—	103
Profit on disposal of fixed assets	205	74
Gain on disposal of operating rights	28,280	—
Amortisation of negative goodwill	316	315
and after charging:		
Cost of inventories sold	451,853	377,205
Depreciation	33,960	32,063
Amortisation		
Quarry site development	720	394
Overburden removal costs	6,898	7,508
Royalties	1,402	1,108
Operating lease rental for land and buildings	7,187	6,671
Unrealised loss of other investments	1,365	697

4. ***Taxation***

	2003 HK$'000	2002 HK$'000
Company and subsidiaries		
Hong Kong profits tax	(15,374)	(8,002)
Under-provision in prior years	(2,157)	(15)
Overseas taxation	(1,846)	(8,504)
Deferred taxation	3,061	2,893
Jointly controlled entities		
Hong Kong profits tax	(3,692)	—
Overseas taxation	(378)	(209)
	(20,286)	(10,037)

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

5. **Earnings per share**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$44,551,000 (2002: HK$56,288,000) and the weighted average number of shares in issue during the period of 1,920,308,000 (2002: 1,873,180,000 shares).

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 30th June 2003 would not have a dilutive effect on the earnings per share.

6. **Dividends**

		2003 *HK$'000*	2002 *HK$'000*
2002	Final scrip dividend with a cash option, payable, of 2 cents per share	38,412	—
2001	Final scrip dividend with a cash option, paid, of 2 cents per share		
	Scrip	—	14,841
	Cash	—	22,672
		38,412	37,513

The Board of Directors declares an interim dividend of 1 cent per ordinary share (2002: 1 cent), totalling HK$19,828,000 for the six months ended 30th June 2003 (2002: HK$18,964,000) to shareholders whose names appear on the registers of members of the Company at the close of business on 10th October 2003. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

7. **Debtors and prepayments**

	30th June 2003 *HK$'000*	31st December 2002 *HK$'000*
Trade debtors	358,845	358,434
Other receivable	114,364	108,001
Prepayments	49,775	55,156
	522,984	521,590

The Group has established credit policies which follow local industry standard. The average normal credit period offered ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2003 *HK$'000*	31st December 2002 *HK$'000*
Within one month	138,212	162,881
Two to three months	143,376	131,538
Four to six months	37,761	50,709
Over six months	39,196	13,306
	358,545	358,434

8. **Creditors and accruals**

	30th June 2003 *HK$'000*	31st December 2002 *HK$'000*
Trade creditors	290,584	322,106
Other creditors	104,136	87,683
Accrued operating expenses	91,270	102,017
Deposits received	12,071	11,699
	498,061	523,505

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2003 *HK$'000*	31st December 2002 *HK$'000*
Within one month	144,975	174,554
Two to three months	84,708	124,735
Four to six months	8,168	9,324
Over six months	52,733	13,493
	290,584	322,106

MANAGEMENT DISCUSSION AND ANALYSIS

(I) **Review and Outlook**

Turnover and profit attributable to shareholders for the 1st half year of 2003 was HK$1,639 million and HK$45 million respectively as compared to HK$1,142 million and HK$56 million for the same period last year, an increase of 44% in turnover and a decrease of 21% in profit.

During the period, the lacklustre performance of the economy in Hong Kong especially after the outbreak of SARS in March this year, had an adverse impact on the retail sales, residential property sales and the construction industry in Hong Kong in general.

Nevertheless, with the Group's strategy focusing on the customer need by providing end users with residential properties of "superior design, top quality and value for money", our property sales comprising The Palace in Kowloon Tong, the La Costa in Ma On Shan and The Cairnhill in Tsuen Wan were well received by the market. Contribution, however, from the Properties Division was lower than the corresponding period last year. This is attributable to the continued slump in property prices. The Group expects steady development in the property market in Hong Kong in the near term.

Presently, the Group has three property development projects and an investment property project in Shanghai with a total gross floor area of approximately eight million square feet. These projects are at various stages of development in accordance with schedule. The property prices in Shanghai are maintained at a healthy level with the continued growth of the economy, the Group expects a steady upward prices trend in the foreseeable future.

The contribution from the Construction Materials Division during the period was lesser than that from the same period last year. This is due to the continuing downturn in the construction industry in Hong Kong resulting in softer demand for construction materials and reduced selling prices. Nevertheless the conscientious effort by the management to contain cost and to improve efficiency did slow down the decreasing trend in profitability. Performance in the Mainland, on the other hand, continued to report good news. It is envisaged that when our new projects in Shanghai and Beijing become fully operational in the two years ahead, the Division's performance will be improved.

(II) **Review of finance**

1. *Financial Position*

The financial position of the Group remained steady during the period. At 30th June 2003, the total funds employed was maintained at HK$5.8 billion.

2. *Liquidity, Financial Resources and Gearing Ratio*

Cash and bank balances less short term loans and overdraft at 30th June 2003 stood at HK$776 million, 46% higher than the balance of HK$533 million at 31st December 2002.

The gearing ratio, defined as the total loans outstanding less cash balances to total assets, stayed at a healthy level of 24% showing an improvement over the figure of 32% at 31st December 2002.

The Group's liquidity position remains strong and the Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future investments.

3. *Treasury Policies*

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid impact of any undue interest rate fluctuation on the operation.

The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

4. *Charges on Group Assets*

Investment properties and land and buildings with carrying values of HK$279 million and HK$293 million respectively were pledged to banks to secure the Group's borrowing facilities.

5. *Contingent Liabilities*

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries and a jointly controlled entity amounting to HK$1,653 million (31st December 2002: HK$2,137 million) and HK$204 million (31st December 2002: HK$204 million) respectively.

At 30th June 2003, the facilities utilised amounted to HK$971 million (31st December 2002: HK$1,390 million) and HK$76 million (31st December 2002: HK$69 million) respectively.

The Company has executed a guarantee in favour of the HKSAR Government is respect of the performance by a subsidiary's obligation under a contract with the HKSAR Government.

EMPLOYEES AND REMUNERATION POLICY

The Group, excluding associated companies and jointly controlled entities, employs approximately 2,100 employees in Hong Kong and the Mainland. Employee remunerations, excluding Directors' emoluments, amounted to HK$106 million. The Group recruits and promotes individuals based on merit and their development potentials for the positions offered. Staff performance is reviewed at least annually while compensation is performance driven. Following approval by the shareholders in 1989, the Group has a share option scheme for executives for the purpose of providing competitive remuneration package and long term retention of management talents.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2003. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2003.

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim financial information for the six months ended 30th June 2003 was reviewed and accepted by the Audit Committee ("Committee"). Regular meetings have been held by the Committee which meets at least twice each year in compliance with the requirements of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

CLOSE OF REGISTERS

The registers of members will be closed from 6th October 2003 to 10th October 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Branch Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 3rd October 2003.

CODE OF BEST PRACTICE

For the six months ended 30th June 2003, the Company has complied with the Code of Best Practice issued by The Stock Exchange save and except that, prior to the 2000 Annual General Meeting of the Company ("2000 AGM"), non-executive directors are being appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Company's and the Stock Exchange's websites in due course. The Group's unaudited interim financial statements have been reviewed by the Company's auditors, PricewaterhouseCoopers, and a report of their review will be included in the Interim Report to Shareholders.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 17th September 2003

Principal Place of Business:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)

截至二零零三年六月三十日止之六個月
中期業績公佈

中期業績

嘉華國際集團有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零三年六月三十日止之六個月之未經審核業績如下：

本集團截至二零零三年六月三十日止之六個月之營業額為港幣1,639,375,000元，較去年同期增加港幣497,546,000元。

本集團截至二零零三年六月三十日止之六個月未經審核之股東應佔溢利為港幣44,551,000元，較去年同期減少港幣11,737,000元。

中期股息

董事會議決派發截至二零零三年六月三十日止之六個月之中期股息，每股普通股港幣1仙，共需港幣19,628,000元，給予在二零零三年十月十日已登記於本公司股東名冊內之股東。董事會並通過以股代息之方式派發該等股息，惟股東可選擇收取現金以代替部分或全部股息。(截至二零零二年六月三十日止之六個月：每股普通股獲派發以股代息之中期股息，每股港幣1仙，共需港幣18,964,000元，惟股東可選擇收取現金以代替股份股息。)一份載有以股代息之詳情之通函將寄予本公司之股東。

綜合損益表
截至二零零三年六月三十日止之六個月

	附註	二零零三年 港幣千元	二零零二年 港幣千元
營業額	2	1,639,375	1,141,829
銷售成本		(1,539,533)	(1,003,450)
毛利		99,842	138,379
其他收益		9,958	4,934
其他營運收入		42,973	10,650
行政費用		(61,774)	(59,736)
其他營運費用		(26,488)	(10,666)
經營溢利	2及3	64,511	83,561
財務費用		(9,835)	(2,114)
應佔溢利減虧損			
共同控制實體		23,756	683
聯營公司		341	(1,985)
除稅前溢利		78,773	80,145
稅項	4	(20,286)	(10,037)
除稅後溢利		58,487	70,108
少數股東權益		(13,936)	(13,820)
股東應佔溢利		44,551	56,288
中期股息		19,628	18,964
		港幣	港幣
每股盈利	5	2.3仙	3.0仙

綜合資產負債表
二零零三年六月三十日

	附註	二零零三年六月三十日 港幣千元	二零零二年十二月三十一日 港幣千元
非流動資產			
固定資產		1,134,983	1,091,920
共同控制實體		600,853	537,841
聯營公司		15,585	15,244
其他非流動資產		423,615	303,491
		2,175,036	1,948,496
流動資產			
發展物業		2,624,151	3,490,159
存貨		55,018	42,625
應收賬款及預付款	7	522,684	521,590
可收回稅項		17,277	12,683
其他投資		68,804	62,404
現金及銀行結餘		937,251	686,409
		4,225,185	4,815,870

流動負債

4. 稅項

	二零零三年 港幣千元	二零零二年 港幣千元
本公司及附屬公司		
香港利得稅	(15,374)	(6,002)
往年稅項之不足額	(2,157)	(15)
海外稅項	(1,546)	(6,504)
遞延稅項	3,061	2,693
共同控制實體		
香港利得稅	(3,892)	—
海外稅項	(378)	(209)
	(20,286)	(10,037)

香港利得稅乃按照期內估計應課稅溢利按百分之十七點五(二零零二年：百分之十六)稅率提撥。於海外經營業務產生之應課稅溢利乃按有關國家適用之稅率作準備。

5. 每股盈利

每股盈利乃按股東應佔溢利港幣44,551,000元(二零零二年：港幣56,288,000元)及期內已發行股份之加權平均數1,920,308,000股(二零零二年：1,873,180,000股)計算。

每股攤薄盈利並無呈列，因於二零零三年六月三十日尚未行使之認股權對每股盈利並沒有攤薄之影響。

6. 股息

	二零零三年 港幣千元	二零零二年 港幣千元
二零零二年末期應付股息附現金選擇權，每股港幣2仙	38,412	—
二零零一年末期已付股息附現金選擇權，每股港幣2仙		
以股代息	—	14,841
現金	—	22,672
	38,412	37,513

董事會議決派發截至二零零三年六月三十日止之六個月中期股息，每股港幣1仙(二零零二年：港幣1仙)，共需港幣19,628,000元(二零零二年：港幣18,964,000元)，給予在二零零三年十月十日已登記於本公司股東名冊內之股東。此項擬派發股息將於截至二零零三年十二月三十一日止年度列作盈餘儲備分派。

7. 應收賬款及預付款

	二零零三年六月三十日 港幣千元	二零零二年十二月三十一日 港幣千元
貿易應收賬款	358,545	358,434
其他應收賬款	114,364	108,001
預付款	49,775	55,155
	522,684	521,590

集團實行之信貸政策依從當地有關行業之標準。給予在香港客戶之信用期限平均一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

下列為集團之應收賬款以發票日期計算及扣除呆賬之撥備之賬齡分析：

	二零零三年六月三十日 港幣千元	二零零二年十二月三十一日 港幣千元
一個月內	138,212	162,881
二至三個月	143,376	131,538
四至六個月	37,761	50,709
六個月以上	39,196	13,306
	358,545	358,434

8. 應付賬款及應計費用

	二零零三年六月三十日 港幣千元	二零零二年十二月三十一日 港幣千元
貿易應付賬款	290,584	322,106
其他應付賬款	104,136	87,683
應計費用	91,270	102,017
已收按金	12,071	11,699
	498,061	523,505

集團應付賬款依發票日期計算之賬齡分析如下：

	二零零三年六月三十日 港幣千元	二零零二年十二月三十一日 港幣千元
一個月內	144,975	174,554
二至三個月	84,708	124,735
四至六個月	8,168	9,324
六個月以上	52,733	13,493
	290,584	322,106

可收回稅項		[illegible]	[illegible]
其他投資		68,804	62,404
現金及銀行結餘		937,251	686,409
		4,225,185	4,815,870
流動負債			
應付賬款及應計費用	8	498,061	523,505
長期負債之現期部份		350,363	693,469
銀行短期貸款及透支		160,888	153,767
應付稅項		25,063	8,489
應付股息		38,412	—
		1,072,787	1,379,230
流動資產淨額		3,152,398	3,436,640
		5,327,434	5,385,136
資金來源：			
股本		192,059	191,955
儲備		2,278,191	2,271,700
股東權益		2,470,250	2,463,655
少數股東權益		1,119,113	1,102,215
長期負債		1,723,098	1,800,916
非流動負債		14,973	18,350
		5,327,434	5,385,136

中期賬目附註

1. 會計政策

本財務報表乃根據歷史成本會計法編製，並對某些投資及物業的重估作出修訂，及按照香港普遍採納之會計準則編製而成。本財務報表並根據香港會計師公會發出之會計實務準則第25號「中期報告」編撰。

於二零零三年，本集團採納及應用經修訂之會計實務準則第12號「所得稅」。此會計實務準則之改變對期內的業績並不構成重大的影響及其更改之詳情將反映在二零零三年年報內。

除此之外，會計政策和二零零二年年報一致。

2. 分部資料

本集團主要從事物業發展及投資、製造、銷售及分銷建築材料。

業務分部詳列如下：

	地產及其他 港幣千元	建築材料 港幣千元	總數 港幣千元
截至二零零三年六月三十日止之六個月			
銷售額	1,123,792	515,583	1,639,375
其他收益	7,004	2,954	9,958
經營溢利	38,237	26,274	64,511
財務費用			(9,835)
應佔溢利減虧損			
共同控制實體	22,233	1,523	23,756
聯營公司	—	341	341
除稅前溢利			78,773

	地產及其他 港幣千元	建築材料 港幣千元	總數 港幣千元
截至二零零二年六月三十日止之六個月			
銷售額	649,647	492,182	1,141,829
其他收益	2,325	2,609	4,934
經營溢利	47,857	35,704	83,561
財務費用			(2,114)
應佔溢利減虧損			
共同控制實體	(8)	691	683
聯營公司	(1,455)	(530)	(1,985)
除稅前溢利			80,145

地區分佈詳列如下：

	營業額		經營溢利	
	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
香港	1,316,918	816,823	38,615	75,010
中國內地及其他	322,457	325,006	25,896	8,551
	1,639,375	1,141,829	64,511	83,561

3. 經營溢利

	二零零三年 港幣千元	二零零二年 港幣千元
經營溢利計入：		
其他投資之未變現收益	6,400	1,350
出售上市投資溢利	—	103
出售固定資產收益	205	74
售出營運權之盈利	28,260	—
攤銷負商譽	316	315
及已扣除：		
銷售存貨成本	451,853	377,205
折舊	33,980	32,083
攤銷		
石礦場之發展費用	720	394
清除表土費用	6,898	7,506
開採專利稅	1,402	1,108
房地產營業租約租金	7,167	6,671
未變現之長期投資虧損	1,365	697

一個月內	144,975	174,554
二至三個月	84,708	124,735
四至六個月	8,168	9,324
六個月以上	52,733	13,493
	290,584	322,106

管理層之討論及分析

(I) 回顧及展望

集團在二零零三年上半年之營業額及股東應佔溢利分別為港幣1,639,000,000元及港幣45,000,000元。對比去年同期為港幣1,142,000,000元及港幣56,000,000元，分別增加百分之四十四及下降百分之二十一。

香港經濟在此期內持續表現疲弱，尤其在今年三月份非典型肺炎爆發後，對整體之零售業、住宅物業銷售及建造業均造成嚴重的打擊。

然而，集團本著「以客為尊」的策略，為置業者提供「精緻質優，物有所值」之住宅。集團在九龍塘之嘉皇臺、馬鞍山之嘉華星濤灣及荃灣之朗逸峰，銷售仍屬理想，但期間物業收益下跌，主要由於物業價格持續下降所致。集團預期香港之物業市場今後可望保持穩定發展。

現時集團在上海持有三個物業發展項目及一個物業投資項目，樓面面積共約八百萬平方呎，正按照計劃處於不同的發展階段。現時上海之住宅物業價格處於健康水平，預期上海經濟在可見之將來持續發展，物業價格尚有上升空間。

來自建材業務之貢獻於期內比去年同期減少。此乃由於香港對建材之需求持續放緩，導致價格下降。然而，管理層盡心竭力，控制成本，提高效益，已有效地將利潤下滑之趨勢減慢。而中國內地之業務表現則令人鼓舞。展望於未來兩年內，上海及北京之新項目將全面投產，屆時將增加集團建材業務之收益。

(II) 財務檢討

(1) 財務狀況

本集團之財務狀況於期內繼續穩健。於二零零三年六月三十日，資金運用之總額維持於港幣58億元。

(2) 集團流動資金、財務資源及負債比率

截至二零零三年六月三十日止，集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣776,000,000元，相比在二零零二年十二月三十一日止之淨結餘港幣533,000,000元，上升百分之四十六。

在負債比率方面（比率計算定義為未償還之借款總額減除現金與總資產額相比），截至二零零三年六月三十日止之負債比率維持在百分之二十四之穩健水平，較在二零零二年十二月三十一日止之比率為百分之三十二有所改善。

本集團之流動資金繼續保持充裕，擁有足夠的現金及銀行授信以應付承擔、營運資金及未來投資之需求。

(3) 庫務政策

本集團管理外滙繼續以保守政策控制風險為主，本集團借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合，以避免外滙之風險。在適當的情況下，集團將利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。

本集團並無投資於與集團財務無關之衍生工具。

(4) 集團資產之抵押

投資物業及房地產之賬面值分別為港幣279,000,000元及港幣293,000,000元已抵押予銀行作為集團貸款之擔保。

(5) 或然負債

本公司已就若干附屬公司及一間共同控制實體取得之貸款額分別為港幣1,653,000,000元（二零零二年十二月三十一日：港幣2,137,000,000元）及204,000,000元（二零零二年十二月三十一日：港幣204,000,000元）向銀行及財務機構出具擔保。

於二零零三年六月三十日已動用之貸款額分別為港幣971,000,000元（二零零二年十二月三十一日：港幣1,390,000,000元）及港幣76,000,000元（二零零二年十二月三十一日：港幣69,000,000元）。

本公司就一附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數約為2,100人（不包括聯營公司及共同控制實體），僱員薪酬（不包括董事酬金）合共港幣106,000,000元。本集團聘用及提升僱員以工作能力及其發展潛質為原則。本集團最少每年評核僱員之表現一次，僱員之薪酬及獎勵分配是以工作成績為主導。本集團已為行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。

股本

本公司於截至二零零三年六月三十日止六個月，並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

審核委員會

集團截至二零零三年六月三十日止六個月之中期財務報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，已由審核委員會審閱並接受該財務報告。該審核委員會有定期會議，每年至少舉行兩次以符合香港聯合交易所有限公司（「聯交所」）之規定。

暫停辦理登記手續

本公司將於二零零三年十月六日至二零零三年十月十日（首尾兩天包括在內）暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零三年十月三日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零三年六月三十日止之六個月內，一直遵守聯交所所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，唯於特別情況下，可獲委任額外三年任期。

刊載進一步資料

聯交所證券上市規則附錄十六第46(1)至46(6)段所規定之全部資料之業績公佈，將於稍後時間在本公司及聯交所網頁上登載。集團未經審核之中期財務報表已經由本公司之核數師羅兵咸永道會計師事務所審閱，核數師之審閱報告將包括在致股東之中期報告內。

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香港，二零零三年九月十七日

主要營業地點：
香港
北角
渣華道191號
嘉華國際中心29樓
網址：www.kwih.com

The Standard on 2 June 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

FINAL SCRIP DIVIDEND WITH CASH OPTION FOR THE YEAR ENDED 31ST DECEMBER 2002

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the final scrip dividend for the year ended 31st December 2002 is HK$0.6688.

Further to the circular to shareholders of K. Wah International Holdings Limited (the "Company") dated 23rd May 2003 describing arrangements for the payment of the final scrip dividend of HK$0.02 per ordinary share of HK$0.10 each of the Company ("Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$0.6688.

The discounted market value is HK$0.6688, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 26th May 2003 to 30th May 2003, both days inclusive, which was HK$0.704, less five per cent discount, rounding down such figure to four decimal places.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held on 23rd May 2003 for which cash election is not made} \times \frac{\text{HK\$0.02}}{\text{HK\$0.6688}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2002, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.02 per Share will be posted to shareholders at their own risk on 4th July 2003.

Shareholders who wish to receive all or part of their final dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Branch Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 20th June 2003. Dealings in the new Shares to be allotted as the final scrip dividend will commence on 7th July 2003.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 30th May 2003

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

截至二零零二年十二月三十一日止年度之末期以股代息（附有選擇現金之權利）

用以計算配發予本公司股東作為截至二零零二年十二月三十一日止年度之末期以股代息之新股份數目之折讓市值為每股港幣0.6688元。

繼於二零零三年五月二十三日致嘉華國際集團有限公司(「本公司」)股東概述以股代息之安排之通函後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.02元代息股份數目之折讓市值為每股股份港幣0.6688元。

該折讓市值為港幣0.6688元，乃由二零零三年五月二十六日起至二零零三年五月三十日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價港幣0.704元再折讓百分之五(約數至小數點後四個位)。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部份股權可收取下列數目之代息股份：

於二零零三年五月二十三日持有未有選擇收取現金之現有股數 x 港幣0.02元 / 港幣0.6688元

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零二年十二月三十一日止年度之末期股息除外)，可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份將不會派發予股東，其利益歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.02元之股息單將於二零零三年七月四日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部份以現金收取末期股息以代替新股份，務須於二零零三年六月二十日下午四時前將選擇表格填妥並交回本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。將予配發作為末期以股代息之新股份預期將於二零零三年七月七日開始買賣。

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香港，二零零三年五月三十日